SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 30, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street, Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X             Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release –  ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND NINE
                                         MONTHS ENDED 30 SEPTEMBER 2008

Quarter 3 2008
Report
for the quarter and nine months ended 30 September 2008
Group results for the quarter….
· Delivery for the third consecutive quarter on production and cost guidance, with continued reduction in the hedge book.
· Production at 1.265Moz, 1% higher than previous quarter, with Obuasi and Cerro Vanguardia posting substantial improvements.
· Total cash costs at $486/oz – better than guidance but higher than previous quarter due to wage increases, power tariffs, inflation and inventory movements – while costs are expected to reduce to approximately $460/oz in the fourth quarter.
· Continuing safety focus, with lost time injury rate improving 10% and despite four fatalities during the quarter, the fatality rate reduced for the year by 60% against the same period in 2007.
· Uranium production up 7% to 346,000 pounds, with enhanced exposure to the spot market expected in the fourth quarter.
· Hedge book commitments reduced by 580,000oz during the quarter, with the company on track to reduce book to approximately 6.0Moz by year-end.
· Adjusted headline loss of $119m incurred, as a result of accelerated hedge reduction.
· Greenfields exploration projects continue to make solid progress, particularly in Australia and Colombia.
Quarter
Nine months
Quarter
Nine months
ended
ended
ended
ended
ended
ended   ended
ended
Sep
Jun
Sep
Sep
Sep
Jun
Sep
Sep
2008
2008
2008
2007
2008
2008
2008
2007
Restated
Restated
Restated
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
39,336
38,984       115,530    127,809
1,265
1,253      3,714
4,109
Price received
1
- R/kg / $/oz
160,127
(44,303)       100,660   139,732
644
(157)
  416
610
Price received normalised
for accelerated settlement
of non-hedge derivatives
1
- R/kg / $/oz
160,127
178,796        174,646  139,732
644
717 707 610
Total cash costs - R/kg / $/oz
121,440
108,195        111,540
78,074
486
434 451 341
Total production costs - R/kg / $/oz
152,945
138,115        142,586   102,443
612
554 576 448
Financial review
Gross profit (loss) - Rm / $m
851
1,431 (1,248) 1,312
186
117 204 147
Gross profit (loss) adjusted for
the loss on unrealised non-hedge
derivatives and other commodity
contracts
2
- Rm / $m
184
(6,282) (4,187) 4,847
28
(787)    (509)
680
Adjusted gross profit normalised
for accelerated settlement of
non-hedge derivatives
2
- Rm / $m
184
1,736 3,831 4,847
28
224 501 680
Profit (loss) attributable to equity
shareholders
3
- Rm / $m
(247)
(176) (4,236) (1,071)
51
(87)    (179)
(186)
Headline earnings (loss)
4
- Rm / $m
(298)
(713) (4,891) (1,042)
44
(156)    (263)
(182)
Headline (loss) earnings adjusted
for the gain (loss) on unrealised
non-hedge derivatives and other
commodity contracts and fair
value adjustments on convertible
bond
5
- Rm / $m
(956)
(6,876) (7,019) 1,855
(119)
(866)    (880)
260
Capital expenditure - Rm / $m
2,623
2,357 6,911 5,129
338
304 899 720
Profit (loss) per ordinary share - cents/share
Basic
(71)
(62) (1,393) (381)
15
(31) (59) (66)
Diluted
(71)
(62) (1,393) (381)
15
(31) (59) (66)
Headline
4
(86)
(252) (1,609) (370)
13
(55) (87) (65)
Headline (loss) earnings adjusted
for the gain (loss) on unrealised
non-hedge derivatives and other
commodity contracts and fair
value adjustments on convertible
bond
5
- cents/share
(275)
(2,434) (2,309) 659
(34)
(307)      (289)
92
Notes:
1.
Refer to note C "Non-GAAP disclosure" for the definition.
4.      Refer to note 9 “Notes” for the definition.
2
Refer to note B “ Non-GAAP disclosure” for the definition.
5.
Refer to note A “Non-GAAP disclosure”.
3.
The distortion between the profit / (loss) for the quarter in US dollar when compared to
South African rand, is as a result of a depreciation in the South African rand between two quarter ends applied on the fair value of the hedge book.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 September 2008
Production
Total cash costs
Gross profit
(loss) adjusted
for the loss on
unrealised
non-hedge
derivatives and
other commodity
contracts
1
% %
oz (000)
Variance
2
$/oz
Variance
2
$m
Mponeng
164
3
289
27
50
AngloGold Ashanti Mineração
83
1
331
2
18
TauTona
79
(13)
444
31
17
Cripple Creek & Victor
63
7
321
7
12
Kopanang
84
(13)
419
33
8
Siguiri
3
72
(16)
528
22
6
Morila
3, 4
38
(17)
463
9
5
Serra Grande
3
20
(9)
324
6
5
Sadiola
3, 4
41
(9)
398
(2)
4
Savuka
15
(17)
603
37
2
Navachab
17
6
539
(10)
1
Yatela
3, 4
18
20
631
10
-
Iduapriem
50
9
563
14
(1)
Tau Lekoa
38
9
568
3
(2)
Great Noligwa
64
(33)
601
39
(3)
Moab Khotsong
68
143
316
(38)
(3)
Sunrise Dam
115
1
619
12
(10)
Cerro Vanguardia
3
43
59
666
(23)
(15)
Obuasi
92
16
677
11
(22)
Geita
74
-
699
11
(44)
Other
5
25
39
9
Sub-total
1,265
1
486
12
37
Less equity accounted JV's
(9)
AngloGold Ashanti
28
1
Refer to note B “Non-GAAP disclosure” for the definition.
2
Variance September 2008 quarter on June 2008 quarter - increase (decrease).
3
Attributable.
4
Equity accounted joint ventures.
5
Included in other is an amount relating to Nufcor International Limited which is equity accounted.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
After achieving an historic fatal-free second
quarter, regrettably four employees lost their lives
at three operations in the West Wits region in
South Africa. At the Vaal River region, consisting of
four operations, the region reported its second
consecutive fatal-free quarter. This brings the fatal
injury frequency rate (FIFR) to 0.10 per million
hours worked for the quarter, and for the year to
0.08, compared with a rate of 0.20 for the same
period in 2007, some 60% lower. The rate of
0.08 per million hours worked is also the lowest the
company has achieved since inception and the
company remains encouraged by the progress and
commitment of all employees to ensuring that
safety is our first value.
Safety indicators continue to show an
improvement, with the lost time injury frequency
rate (LTIFR) at 6.97 per million hours worked for
the quarter, 10% lower than the prior quarter’s
performance. Four operations, Navachab, CC&V,
Sunrise Dam and Morila, remained injury free. At
the South African operations, the third quarter saw
the lowest ever number of recorded dressing
cases, with the LTIFR improving by 14.5% to
10.74 per million hours worked. Year to date, the
group LTIFR was 7.44, 10% lower than that
recorded for the same nine month period in 2007.
For the quarter, gold production was 1% higher at
1.265Moz, reflecting improved production primarily
from Argentina and Ghana. Total cash costs for the
group increased as anticipated, from $434/oz to
$486/oz, driven mainly by the annual wage
increases in South Africa and Brazil, higher power
tariffs in South Africa and Ghana, input cost
inflation, inventory movements, which were partially
offset by the higher gold production, favourable by-
product contribution and depreciating local
currencies. This was the third consecutive quarter
that the company delivered on its production and
cost guidance.
The South African operations were steady, with
gold production marginally lower at 16,733kg,
despite an increase in safety stoppages and
nationwide strike action. The quarter saw Great
Noligwa transfer its high grade upper level, SV4
section to Moab Khotsong, as it undertakes a
restructuring programme to right-size and align its
cost structure to a reduced mine plan. The transfer
enables the Moab Khotsong mine to better exploit
operating synergies with the SV4 section. As a
result of the transfer, Great Noligwa saw production
decline 34%, while Moab Khotsong increased
141%, in line with its ramp-up profile.
In the West Wits region, Mponeng had another
strong quarter with gold production 3% higher,
while Tau Lekoa posted a 9% increase in gold
production, despite losing three shifts to safety
stoppages and nationwide strike action. Both
Kopanang and TauTona saw gold production
reduce by 12%, following safety stoppages and
nationwide strike action. Total cash costs for the
South African operations increased 17% to
R102,682/kg ($411/oz), following marginally lower
gold production, annual wage increases, winter
power tariffs and inflationary impact on
consumables.
Uranium production increased 7% during the third
quarter to 346,000 pounds, with 294,000 pounds
delivered into contracts, and 679,000 pounds of
uranium on hand at the end of the quarter. Total
uranium production for the year-to-date was
930,000 pounds, 3% higher than for the same
period in 2007, notwithstanding the power-related
production stoppages earlier in the year. As
production progresses into the fourth quarter, an
estimated 350,000 pounds of uranium inventory at
year-end will be available for sale in the spot
market.
In Argentina at Cerro Vanguardia, after two
quarters of lower gold production, production
increased 59% following higher feed grades and
remedial action taken to rectify plant constraints.
In Brazil, gold production remained steady, with
AngloGold Ashanti Brasil Mineração increasing 1%
as a result of higher feed grades, while Serra
Grande’s production decreased 9%. Total cash
costs for the Brazil operations were 4% higher at
$355/oz, due to annual wage increases and the
inflationary impact on consumables.

At Geita and Tanzania, production remained
steady at 74,000oz, with yield 5% lower, while
tonnage throughput was 5% higher. Production
was below expectations for the quarter following
lower than expected recovered grades, reduced
mining in the base of Cut 4 in the Nyankanga pit
and an unplanned mill shutdown due to a crack in
the SAG mill shell. As of mid-October repair work
had been completed, with tonnage throughput
expected to return to normal levels in November
2008.
In Ghana, Obuasi had a solid quarter, with gold
production increasing 16% to 92,000oz, following
improved delivered grades and higher throughput
resulting from increased plant availability. Total
cash costs however rose by 11% to $677/oz, due
to power tariff increases, higher fuel prices and
contractor costs. Progress continues on
identifying the steps necessary to affect the
targeted performance turnaround for the
operation.
This quarter once again saw the company take
advantage of lower spot gold prices, with an
additional 263,000oz delivered or settled into
hedge contracts taking total reduction to
580,000oz. This brings the total hedge
commitments down from 6.88Moz at the end of
June 2008 to 6.30Moz at the end of
September 2008, ahead of schedule of the year-
end target of reducing hedge commitments to
approximately 6.0Moz. Total hedge commitments
have now reduced by 4.98Moz since the
beginning of year, and the hedge delta has
reduced from 6.54Moz at the end of June 2008 to
5.79Moz at the end of September 2008. The
accelerated delivery will provide an improving
exposure to spot prices in the fourth quarter, with
the company on track to complete its substantial
hedge restructuring by year-end.
During the quarter the company received a price
of $644/oz, 10% lower than the second quarter
and 26% lower than the average spot price. As a
result of the lower received price, higher operating
costs and the accelerated hedge delivery of
263,000oz, an adjusted headline loss of $119m
was recorded. Excluding the hedge buy backs,
the adjusted headline was breakeven, primarily
due to the write down on the Geita stockpile and
higher cash costs.
Greenfields exploration saw a total of 72,349m
drilled during the quarter, as the company
capitalised on the first mover advantage in
Australia and Colombia. The early stage
exploration work suggests significant potential for
the discovery of new gold and copper-gold
deposits, in these emerging, potentially world-
class terrains. During the quarter, significant and
very encouraging drill results were returned from
both regional and prospect-scale programmes,
with the most noteworthy being the Black Dragon
prospect, near the Tropicana JV project area in
Australia. Good progress is also being made on
joint venture projects with partners in Australia
and Colombia.
For the fourth quarter of 2008, production, based
on a 96.5% stabilised power in South Africa, was
estimated to be 1.25Moz while total cash costs
are expected to reduce to around $460/oz, after
adjusting for the winter power tariffs and inventory
adjustments, based on the following exchange
rates: R8.40/$, A$/$0.80, BRL1.90/$ and
Argentinean peso 3.11/$. Earnings for the fourth
quarter are expected to be significantly distorted
by, amongst other things, annual accounting
adjustments such as rehabilitation, inventory,
current and deferred tax provisions.
As at 30 September 2008, the company had
unrestricted cash and cash equivalents of $555m
and $294m of borrowing headroom available
under its revolving credit facility. As a portion of
the borrowings are in Australian dollars, this
headroom should increase by approximately
$140m due to the prevailing weaker A$/$
exchange rate. AngloGold Ashanti’s budgeted
spend on the Boddington project for the remainder
of the year is approximately A$150m. In addition,
the company had budgeted capital expenditures
through the remainder of the year of some $200m
to $255m and are currently reviewing these
additional capital expenditures.
It was the company’s intention to refinance the
$1.0bn convertible bond with the proceeds of a
new equity linked instrument. However, global
capital market conditions have been, and continue
to be, disrupted and volatile and in recent weeks
the volatility and lack of liquidity in global capital
markets have reached unprecedented levels.

In light of these recent market conditions, the
company is actively exploring a broader range of
refinancing options, including bridge financing,
further debt financing and additional asset sales,
as well as reviewing discretionary capital
expenditures.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
On 1 July 2008, Great Noligwa initiated a
restructuring programme that resulted in the upper
level high-grade SV4 section being transferred to
and mined from Moab Khotsong. Easier access to
the SV4 area from Moab Khotsong, as well as
improved supervision and operational logistics
underpins this decision, and in the process,
optimises the asset infrastructure to maximise
value. As a result of the SV4 transfer, gold
production reduced by 34% or 1,021kg to 1,976kg
(64,000oz), of which, the SV4 section would have
accounted for approximately 1,200kg (39,000oz).
The favourable variance is the consequence of
improved mining activities, following an improved
safety performance and fewer shifts lost to
stoppages.
Due to the lower production, higher winter power
tariffs and annual wage increases, total cash
costs deteriorated by 40% to R149,915/kg
($601/oz). The adjusted gross loss normalised for
the accelerated settlement of non-hedge
derivatives was R28m ($3m), against a profit of
R168m ($21m) reported in the prior quarter.
The LTIFR improved to 12.52 lost-time injuries per
million hours worked (18.63 for the previous
quarter).
Kopanang lost three shifts to safety stoppages
and nationwide union action, resulting in mining
volume decreasing 3%. In addition, lower mining
grades and reduced vamping activities, resulted in
yield declining 9% and subsequently, gold
production dropped 12% to 2,627kg (84,000oz).
As a result of the lower gold production, combined
with the higher winter power tariffs and annual
wage increases, total cash costs increased by
33% to R104,669/kg ($419/oz).
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
was R57m ($8m), against R197m ($25m)
recorded in the prior quarter.
The LTIFR improved to 11.86 (13.17).
As a result of the transfer of the SV4 production
section to Moab Khotsong from Great Noligwa,
and continued build-up activities, mining volume
increased significantly by 134%, with yield also
improving by 4%. Gold production was
consequently 141% or 1,246kg higher at 2,127kg
(68,000oz), of which the SV4 section contributed
approximately 1,200kg and build-up activities of
46kg. Total cash costs were 38% lower at
R78,689/kg ($316/oz), on the back of higher
production.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
amounted to R27m ($3m), against a loss of R3m
($0) in the previous quarter.
The LTIFR improved to 12.83 (15.85).
At Tau Lekoa, despite three shifts lost to safety
related stoppages and nationwide union action,
volume and yield improved 4% and 5%
respectively, due to further efficiencies and
additional vamping activities. As a result, gold
production was up 9% to 1,173kg (38,000oz),
however, total cash costs increased 3% to
R141,990/kg ($568/oz) due to the higher winter
power tariffs and annual wage increases.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
amounted to R16m ($2m) against a profit of R26m
($3m) in the previous quarter.
The LTIFR improved by 25% to 14.82 (19.89).
Gold production at Mponeng was 3% higher at
5,113kg (164,000oz), primarily due to the
treatment of surface rock stockpiles. However,
total cash costs increased 27% to R72,238/kg
($289/oz), due to annual wage increases, higher
winter power tariffs and inflationary pressure on
consumables.

The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
was R382m ($50m), against R507m ($65m) in the
previous quarter.
The operation, regrettably recorded one fatality for
the quarter and the LTIFR deteriorated by 19% to
12.21 (10.23).
At Savuka, gold production declined by 15% to
481kg (15,000oz) mainly as a result of five shifts
lost to safety stoppages and nationwide union
action. Total cash costs were 37% higher at
R150,256/kg ($603/oz), primarily due to the
annual wage increases, higher winter power tariffs
and inflationary pressure on consumable items.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to R18m ($2m), 13% higher than the
previous quarter.
The LTIFR improved by 36% to 14.27 (22.40).
During the quarter, the operation recorded a fatal
accident.
Gold production at TauTona was down 12% to
2,464kg (79,000oz) following reduced mining
volume due to seismicity and safety concerns.
Total cash costs increased 31% to R110,722/kg
($444/oz), as a result of the lower gold production,
winter power tariffs and annual wage increases.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to R130m ($17m), against R158m
($20m) in the previous quarter.
The LTIFR improved to 12.49 (13.66).
Regrettably, there were two fatal accidents during
the quarter.
Gold production from the Vaal River Surface
Operations increased 35% over the previous
quarter at 773kg (25,000oz), mainly due to an
increase in waste rock dump tons as a result of
lower delivered reef tons. Improved grades from
the waste rock dump contributed to the increase
in gold production. Total cash costs reduced 6%
to R127,742/kg ($513/oz) as a result of increased
gold production.
Adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to R19m ($3m), against R22m ($3m) in
the previous quarter.
The LTIFR deteriorated to 1.08 (0.60).
ARGENTINA
At
Cerro Vanguardia (92.5% attributable)
production rose 59% to 43,000oz as a result of
higher yield and increased volume, both the
consequence of action taken to resolve last
quarter’s plant constraints. Total cash costs
decreased 23% to $666/oz as a result of higher
gold produced and higher silver by-product
contribution, which was partially offset by higher
inflationary pressure and maintenance costs.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
was $15m, against a loss of $6m in the prior
quarter.
The LTIFR was 1.56 (5.36).
AUSTRALIA
Gold production at Sunrise Dam was 1% higher
at 115,000oz, following the completion of mining
in the MegaPit during the quarter, resulting in an
anticipated reduction in gold production by some
35,000oz in the next quarter. Total cash costs
increased 19% to A$699/oz ($619/oz), due to
stockpile movements and increased fuel costs,
caused by a delay in converting the power station
to liquid natural gas, following the Varanus Island
gas explosion, which interrupted gas supplies
throughout the state of Western Australia.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
amounted to A$12m ($10m) against a profit of
A$11m ($10m) in the prior quarter.
During the quarter, production from the
underground mine came predominantly from the
Cosmo lode. A total of 592m of underground
capital development and 1,614m of operational
development were completed during the quarter.
The LTIFR was 0.00 (0.00).

BRAZIL
At  AngloGold Ashanti Brasil Mineração,
production increased 1% to 83,000oz, as a result of
higher feed grade from the Serrotinho and Fonte
Grande Sul stopes at Cuiabá, together with
improved fleet performance. Total cash costs rose
2% to $331/oz primarily due to inflationary pressure
and annual wage increases, partially offset by the
higher gold production, local currency depreciation
and higher by-product credit.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
was $18m, against $24m in the previous quarter.
The LTIFR was 2.67 (2.05).
At  Serra Grande, (50% attributable) gold
production decreased 9% to 20,000oz, primarily
due to a change in the milling schedule that
affected the phasing of gold production. Total cash
cost increased 6% to $324/oz, principally due to
higher inflation, annual wage increases and
inflationary pressure on consumable expenditure,
partially offset by local currency depreciation.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to $5m, against $6m in the previous
quarter.
The LTIFR was 1.60 (0.00).
GHANA
At Iduapriem gold production increased 9% to
50,000oz as recovered grades normalised. Total
cash costs increased 14% to $563/oz, due to a
substantial increase in power tariffs, together with
inflationary pressures arising from the higher fuel
price.
Adjusted gross loss normalised for the accelerated
settlement of non-hedge derivatives amounted to
$1m, against a profit of $7m in the previous
quarter.
LTIFR was 1.46 (1.51)
Gold production at Obuasi increased by 16% to
92,000oz, as both recovered grade and tonnage
throughput improved 7%. An increase in
development metres allowed for improved mining
flexibility, which delivered higher grades and
tonnage throughput, and in addition, the STP
plant improved its recovery as a result of
commissioning a larger regrind mill. Total cash
costs however increased 11% to $677/oz, due to
a substantial increase in the power tariffs,
together with higher fuel and contractor costs.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
amounted to $22m, against a loss of $8m in the
previous quarter.
The LTIFR was 1.18 (0.6)
REPUBLIC OF GUINEA
At Siguiri (85% attributable) production
decreased, as anticipated by 16% to 72,000oz,
due to lower feed grade material being available
for processing, but exceeded expectations. Total
cash costs increased 22% to $528/oz as a result
of the lower production, as well as inflationary
pressure on fuels and reagents.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
amounted to $6m, against $17m in the prior
quarter.
LTIFR was 0.57 (0.57)
MALI
Gold production at Morila (40% attributable) was
17% lower than the previous quarter at 38,000oz
due to a decrease in feed grades. Consequently,
total cash costs increased 9% to $463/oz. The
adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
of $5m was $7m lower than the previous quarter
due to the lower gold production and a lower
received price.
The LTIFR was 0.00 (0.00).

At Sadiola (38% attributable), production was 9%
lower at 41,000oz due to a reduction in both
recovered grade (6%) and tonnage throughput
(4%). Recovered grade decreased as a result of
medium grade oxide ore blend, while throughput
was impacted by mechanical failures that reduced
plant availability. Despite the lower production,
total cash costs decreased 2% to $398/oz due to
a decrease in reagent usage, following improved
ore blending processes.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
decreased to $4m, against $7m in the prior
quarter.
The LTIFR was 0.91 (0.00).
Production at Yatela (40% attributable) increased
20% to 18,000oz due to an increase in recovered
grades, resulting from stacking of higher feed
grade material in the previous quarter. Total cash
costs were 10% higher at $631/oz mainly due to
ore inventory movements during the quarter.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
declined by $3m to break even, primarily as a
result of the lower gold price received.
The LTIFR was 4.76 (0.00).
NAMIBIA
Gold production at Navachab increased 6% to
17,000oz, as volume increased, following the
implementation of continuous shifts and improved
drilling. Total cash costs were 10% lower at
$539/oz, primarily as a result of the higher gold
production and lower royalty costs.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
was $1m, against a break-even position in the
previous quarter.
The LTIFR remained 0.00 (0.00).
TANZANIA
At Geita, gold production was flat at 74,000oz,
with a 5% decrease in yield, offset by a 5%
increase in tonnage throughput. Tonnage
throughput for the quarter was lower than initial
estimates due to a crack in the SAG mill shell,
which severely impacted the September 2008
production. Repair work was completed in
October 2008 and tonnage throughput was
expected to return to normal levels in November
2008.
Total cash costs were 11% higher at $699/oz
mainly due to the impact of higher fuel prices and
non-recurrence of a credit on taxes that was
received in the previous quarter.
The adjusted gross loss normalised for the
accelerated settlement of non-hedge derivatives
amounted to $44m, against $4m in the prior
quarter due to a lower received gold price, higher
operating costs and an unfavourable ore stockpile
adjustment in the quarter.
The LTIFR was 1.63 (0.94).
NORTH AMERICA
At Cripple Creek & Victor (CC&V) gold production
increased 7% to 63,000oz due to a shortened
leaching time. However, total cash costs
increased 7% to $321/oz, primarily due to
inflationary pressures driven by rising fuel costs.
The adjusted gross profit normalised for the
accelerated settlement of non-hedge derivatives
of $12m against $19m in the prior quarter.
The LTIFR was 0.00 (0.00)
Notes:
All references to price received includes realised non-hedge derivatives.
In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
Ashanti.
Rounding of figures may result in computational discrepancies.

Review of the gold market
Global financial markets have, since quarter end,
experienced unprecedented volatility and a flight to
cash by investors across the board. The nature of
the crisis and the extent of the associated
deleveraging have meant that, while there has been
some incremental buying of gold as a ‘safe haven’
asset, there has also been significant selling down,
particularly on the Comex and other exchanges.
Since quarter end, gold has fallen some 16% to
$729.60/oz.
Exchange Traded Funds (ETFs) have been less
affected despite some selling, most notably in the
period from 17 to 23 October, when the US-traded
SPDR ETF saw 9.8t of redemptions, of which 8.58t
took place within a 24-hour period on
22/23 October. These redemptions however
represented only just over 1% of the total volume of
gold held in the fund, which stood at a record
770.64t on 13 October.
The events post quarter followed an already volatile
three months for gold prices, which saw a trading
range of over $250/oz, as the mood of the global
financial markets swung from concerns about
inflation to warnings of deflation and recession.
During the quarter the gold price traded from a high
of $988/oz to a low of $736/oz.
While gold traded to a high of $988/oz by mid-July
on fears of surging inflation and predictions that the
oil price could reach $200/barrel, subsequent fears
of a slowdown in global growth, particularly in the
European Community, coupled with a slowing of
growth in China, led to a sharp sell-off in the base
metals complex. This also led to a strengthening of
the US dollar as many of the commodity index
trades were unwound. This reversal in the fortunes
of the US dollar weighed significantly on the gold
price, which then traded to an 11 month low of
$736/oz.
This new-found strength and confidence in the US
dollar was, however, short lived as sub-prime
mortgage fears re-emerged. The news in early
September that two government-sponsored
enterprises, Fannie Mae and Freddie Mac, were
technically insolvent, the issuing by the US Treasury
of financial guarantees to those institutions and the
prolonged period of uncertainty which followed
these events, caused investors to unwind positions
in all markets and return to cash. The gold market
was not immune to this and there was a significant
liquidation of positions from ETF holdings.
Despite the eventual approval by the US legislature
of the Troubled Assets Relief Programme, the
uncertainty and lack of confidence within financial
markets remains and problems in financial markets
are proving to be global. This has raised real fears
that the global economy will slide into deflation and
ultimately recession.
The average spot price for the quarter was $869/oz,
some 3% lower than the previous quarter’s average.
In Rand terms, the average gold price was
R216,674/kg, as compared with the previous
quarter’s average of R224,023/kg.
Investment Market
ETF holdings continued to grow during July,
peaking at 33Moz. However, the strengthening of
the US dollar eventually forced the withdrawal of
some of these investors and 3Moz of investments
were redeemed through to August 2008. Post
quarter end, this liquidation had all been recovered
and holdings of gold ETF’s had reached an all time
high of 35Moz.
Though still in their infancy, the newly-launched ETF
funds in India performed well and continued to
attract investment from retail investors.
Producer Hedging
During the quarter under review there was no new
producer hedging. Similarly there were no reports of
any significant producer de-hedging through
accelerated buybacks.
AngloGold Ashanti did continue its programme of
de-hedging by accelerating the delivery into
263,000oz of hedge contracts from periods beyond
the current quarter.
Physical Demand
In the volatile market situation of the third quarter,
the focus in the gold market was primarily on the
investment sector. This was reflected in the
physical market, where coin sales in particular
showed strong growth during the period and
jewellery demand presented a more mixed picture.
Jewellery Sector
The period of relatively stable and low prices during
the first two months of the quarter brought some
recovery in demand in the largest gold jewellery
market, India, particularly when viewed against the
backdrop of poor consumption in the first half of the
year. The recovery in demand experienced during
this period would have been stronger, had it not

been for the depreciation of the rupee against the
US dollar, which negated some of the impact of the
gold price correction.
Overall during the quarter the Indian market is likely
to show a year-on-year increase of approximately
22-24% over the same quarter in 2007.
The increasing volatility in the price evident from the
last week of August 2008 onwards, with daily price
fluctuations of between $15/oz and $20/oz, fostered
a more cautious approach to the metal by Indian
consumers and a slowing of consumption.
Post quarter, increased turmoil in global financial
markets is having a mixed impact on the market.
Indian buying during the main festive season, which
has already stretched from Ganesh in early
September, through to Navratri in early October and
traditionally extends to Diwali in late October, may
dampened as growth in India slows, due to the
tightening of money supply in response to higher
inflation and global economic turmoil. Consumer
confidence has also been eroded by global
economic conditions, weaker stock markets and the
frequency of terrorist attacks, including in the major
cities of Bangalore, Mumbai and New Delhi.
Demand in the other major emerging markets of
China and the Middle East was remarkably stable.
In China, the investment sector showed significant
increases in demand, while the jewellery sector was
relatively static. The Olympic Games generally had
a negative impact on retail spending, as Chinese
consumers tended to stay at home during the
Games.
The fundamentals for investment in gold, which in
China also takes the form of jewellery, are however
good, with stock markets experiencing significant
difficulties and property starting to show signs of
peaking. Bank savings registered a sharp increase,
for the first time in recent years, and gold was likely
to benefit from a mood favouring safe haven
investments.
Demand in the Middle East was healthy although
the main Eid at the end of Ramadan coincided with
a period of more volatile prices. Local demand
started to return to the market in Turkey, while
tourist and export demand from both Turkey and the
Gulf States remained low. Gold imports to the
Turkish market increased overall by some 35%
during the quarter.
In the US market, now the third largest globally after
India and China, gold consumption experienced a
decline in retail channels during the quarter, as
disposable incomes were eroded by fuel price
increases and increasingly difficult economic
circumstances. With the events which unfolded
post quarter end, retailers have become even more
cautious in restocking for the festive period,
traditionally the highest period of demand in the US
market, and a double digit decline in consumption
for the period is anticipated unless there is a
significant shift in fundamentals.
Official Sector Sales
The end of September brought to an end the fourth
year of the second Central Bank Gold Agreement
(CBGA). Sales for the period fell far short of the
quota allocated, at a total of 343t against a 500t
quota. These sales took place in a manner that was
neutral to the market.
The current CBGA is now entering its fifth and final
year. At this time it seems likely that the CBGA will
be renewed, and that any gold sales by the IMF will
also take place within the framework of the
Agreement. The process of finalising IMF gold
sales is however a lengthy one and it seems
unlikely that actual sales will occur before early
2010.
Currencies
The Rand averaged R7.77/$ for the quarter,
marginally weaker as compared with the average of
the previous quarter. Despite some unprecedented
political events domestically, the Rand maintained
its value against the US dollar during the quarter
and managed a modest appreciation (4%) against
the Euro.
Subsequent to the quarter end, the Rand has sold
off, as have many of the emerging market
currencies, as further evidence of de-leveraging by
investors. Devaluation against the US Dollar has
been significant, with the rand loosing some 30%
against the dollar since quarter end, closing at
levels of around R11/$ towards the end of October.
The Australian dollar averaged A$/$0.89 for the
quarter, however post the quarter end, the
Australian dollar has experienced a severe sell off,
depreciating some 34% from its highs of A$/$0.9849
earlier in the year, to its current levels of A$/$0.65.
Similarly, the Brazilian Real has suffered an exodus
of investment, falling to a low of BRL2.37/$, a level
last seen in the second quarter of 2006.

Hedge position
As at 30 September 2008, the net delta hedge
position was 5.79Moz or 180t (at 30 June 2008:
6.54Moz or 204t), representing a further reduction of
0.75Moz for the quarter. The total commitments of
the hedge book as at 30 September 2008 was
6.30Moz or 196t, a reduction of 0.58Moz from the
position as at 30 June 2008.
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $2.97bn (negative R24.56bn), decreasing
by $0.56bn (R3.1bn) over the quarter. This value
was based on a gold price of $876.30/oz, exchange
rates of R8.27/$ and A$/$0.64 and the prevailing
market interest rates and volatilities at that date.
The company’s received price for the third quarter
was $644/oz, 26% below the average spot price for
the same period. This was due to the continued
acceleration of deliveries into contracts scheduled to
mature in the fourth quarter and later. An additional
263,000oz was closed out in the third quarter in
line with the stated objective of positioning the
company to have greater exposure to the spot
price.
As at 29 October 2008, the marked-to-market
value of the hedge book was a negative
$2.21bn (negative R22.85bn), based on a gold
price of $744.60/oz and exchange rates of
R10.32/$ and A$/$0.64 and the prevailing
market interest rates and volatilities at the time.
These marked-to-market valuations are in no
way predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the
theoretical cost of buying all hedge contracts at
the time of valuation, at market prices and rates
available at that time. The following table
indicates the group’s commodity hedge position
at 30 September 2008.
Year
2008
2009
2010
2011
2012
2013-2016
Total
DOLLAR GOLD
Forward contracts Amount (kg) 1,472 3,904 12,580 12,931 11,944 12,363 55,194
US$/oz **$138 **$460 $327 $397 $404 $432 $315
Put options sold Amount (kg) 933 1,882 1,882 3,763 8,460
US$/oz $660 $420
$430              $445                $460
Call options purchased Amount (kg) 2,142 2,142
US$/oz $428 $428
Call options sold Amount (kg) 1,804 11,695 29,168 37,146 24,460 39,924 144,197
US$/oz
$347              $357
$498 $521
$622              $604               $541
RAND GOLD
Forward contracts
Amount (kg) 466 *1,866 *1,400
Rand per kg R129,053 R157,213 R151,590
A DOLLAR GOLD
Forward contracts
Amount (kg) 900 1,835 3,110 5,845
A$ per oz A$602 A$571 A$681 A$634
Call options purchased Amount (kg) 1,555 1,244 3,111 5,910
A$ per oz A$682 A$694 A$712 A$701
Delta (kg)
(951)         (14,315)
(39,587) (46,122)
(32,476)          (46,552)         (180,003)
*** Total net gold:
Delta (oz) (30,580) (460,230) (1,272,760) (1,482,850) (1,044,140) (1,496,680) (5,787,240)
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
Indicates a short USD position resulting from net short forward purchase contracts.
***
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2008.
Rounding of figures may result in computational discrepancies.

Year
2008
2009
2010
2011
2012
2013-2016
Total
DOLLAR SILVER
Put options purchased Amount (kg) 10,886 10,886
$ per oz $7.66 $7.66
Put options sold Amount (kg) 10,886 10,886
$ per oz $6.19 $6.19
Call options sold Amount (kg) 10,886 10,886
$ per oz $8.64 $8.64
The following table indicates the group's currency hedge position at 30 September 2008
Year
2008
2009
2010
2011
2012
2013-2016
Total
RAND DOLLAR (000)
Put options purchased Amount ($) 30,000 30,000
US$/R R7.63 R7.63
Put options sold Amount ($) 30,000 30,000
US$/R R7.09 R7.09
Call options sold Amount ($) 30,000 30,000
US$/R R8.32 R8.32
A DOLLAR (000)
Forward contracts Amount ($) 50,000 50,000
A$/US$ $0.86 $0.86
Put options purchased Amount ($) 50,000 50,000
A$/US$ $0.91 $0.91
Put options sold Amount ($) 50,000 50,000
A$/US$ $0.94 $0.94
Call options sold Amount ($) 50,000 50,000
A$/US$ $0.88 $0.88
BRAZILIAN REAL (000)
Forward contracts Amount ($) 17,390 58,670 79,730
US$/BRL BRL 1.81 BRL 1.87 BRL 1.85
Put options purchased Amount ($) 12,000 500 12,500
US$/BRL BRL 1.77 BRL 1.76 BRL 1.77
Call options sold Amount ($) 39,000 1,000 40,000
US$/BRL BRL 1.80 BRL 1.76 BRL 1.80
Derivative analysis by accounting designation as at 30 September 2008
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (587) - (1,314) (1,901)
Foreign exchange option contracts - - (10) (10)
Forward sale commodity contracts (888) (198) 3 (1,083)
Forward foreign exchange contracts - (2) (8) (10)
Interest rate swaps (27) - 22 (5)
Total derivatives
(1,502)
(200)
(1,307)
(3,009)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure inclusive of
expenditure at equity accounted associates during
the third quarter of 2008 amounted to $47m ($25m
brownfields, $22m greenfields), compared to $52m
($27m brownfields, $25m greenfields) in the
previous quarter.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the
Project Zaaiplaats area, with borehole MZA9 and
MMB5 reaching depths of 2,941m and 2,915m
respectively. Surface drilling in the Moab North
area continued with the long deflection of borehole
MCY4 reaching a depth of 2,626m, and it is
anticipated to intersect C Reef during the next
quarter. Borehole MCY5 advanced to a depth of
3,129m but failed to intersect Vaal Reef and this
has lead to a revision of the structural
interpretation. The hole was stopped and the rig
has been moved to drill borehole MGR8 in the
Zaaiplaats area. MGR8 has now advanced 349m.
At Iduapriem in Ghana, Mineral Resource
conversion drilling at Ajopa continued, with 93
Reverse Circulation (RC) (8,937m) holes being
drilled. The programme, including 2,775m Diamond
Drilling (DDH), will be completed during the next
quarter. At Obuasi, exploration continued with
4,415m of DDH drilling below 50 level and 1,758m
of DDH Drilling above 50 Level.
In Argentina at Cerro Vanguardia, the exploration
programme continued with 3,243m of DDH drilling
and 24,079m of RC drilling, almost completing the
planned 2008 definition drilling programme. A
further 3,057m of DDH drilling was completed on
accessing the underground mining potential. The
interpretation of the hyperspectral survey was
received and is being evaluated and environmental
studies over the 10 new claims (El Volcan) were
presented to the provincial authorities.
In Australia, at Boddington there were four rigs
employed on the BGM Mineral Resource
conversion and near mine exploration DDH
programme. During the quarter, approximately
29,326m of DDH were drilled in 41 holes, bringing
the total metres drilled to 85,131m from 114 holes.
At Sunrise Dam, exploration successfully extended
and increased the underground Mineral
Resources, while continuing to investigate the
deep-seated mineralisation to 1km vertically below
the mine workings. This quarter, 9,310m of DDH
was drilled from 37 holes, and a significant
mineralised shoot has been defined within the Dolly
lodes, which was open at depth. Immediate
opportunities have also been identified for open pit
satellites within 10km of the mine. These
opportunities, together with the underground
targets, would remain the focus of the ongoing
exploration programme.
In Brazil, at the Córrego do Sítio Sulphide Project,
drilling continued with 9,830m being drilled from
surface, 2,756m drilled from underground, together
with 953m of underground development. At the
Lamego project, 5,770m of surface drilling, 5,850m
underground drilling and 1,031m of underground
development was completed.
At Siguiri in Guinea, exploration continued to focus
on conversion drilling at Sintroko South (situated
8km south of the mine) and was completed toward
the end of the quarter. Preliminary evaluation of the
new data indicates a significant increase in the
Mineral Resource, compared to the previous
model. Mining is planned to commence in early
2009. Further in-fill drilling was completed on the
margins of the Séguélen (Kintinian) planned pit,
and work commenced in the Combined Pits
project, in the area of Tubani-Bidini. Delineation
drilling in the Saraya project (Block 2,
approximately 55km west of the current mine) was
temporarily suspended because of poor access
during the rainy season. Results from the drilling to
date indicate extensions to the known
mineralisation.
Also in Guinea, reconnaissance drilling of the
Manguity soil anomaly, situated 35 km west of the
current Siguiri operation, yielded wide low grade
intersections. A number of geochemical soil
sampling programmes are in progress. Infill
sampling over the Manguity anomaly in Block 2,
and extension sampling to the south of Saraya in
Block 2 were completed, with encouraging results
from both areas. New programmes were initiated

in the Naboun block of licenses (28km north of the
mine), and in the Corridor Block (14km northwest
of the mine). Sampling continued in Block 1 to the
north of current mining operations. Encouraging
results have been obtained from the sampling
northwest, north and northeast of the Kintinian-
Setiguia villages. All these new opportunities will
be drill tested using aircore drilling.
At Geita in Tanzania, exploration activities
concentrated in two areas, namely Area 3
(5,535m RC and 612m DDH) and Star and Comet
(4,574m RC), where drilling indicated a northern
extention to the ore zones. Drilling commenced at
Mabe (660m RC) and 10 deep DDH holes were
drilled to examine potential depth extensions of
Lone Cone, Geita Hill and Nyankanga.
Aircore (AC) drilling (2,980m) commenced at
Matandani NW to test for oxide potential.
Reconnaissance RC drilling commenced at
Nyamalembo with three holes being drilled. An
airborne TEM survey was completed in July and a
high resolution magnetic survey commenced in
September.
At Morila in Mali, important and useful advances
were made in understanding the relationship
between selected structures, such as shears,
considered to be important controls on gold
mineralisation. Field work during the quarter was
limited to selected core logging and pit mapping.
At Sadiola, the Mineral Resource definition drilling
was completed at Sekokoto Main, where an infill
RC drill programme of 6,515m was drilled, and
results are awaited. The Phase 10 diamond core
drill programme for metallurgical testing of the
deep sulphide orebody commenced with two rigs
currently drilling.
Results from the DDH programme completed last
quarter around the FE4 pit are still expected.
However, a revision to the geological and the
Mineral Resource model is in progress.
The geological logging of the fence line drilled
between FE3 pit and FE4 are in progress. A total
of 11 diamond holes were completed, logged,
sampled and assays received.
At Yatela, a total of 4,728m and 1,107m were
drilled from 64 DDH and 16 RC holes at the
Alamoutala and the North-western pits,
respectively.
At Navachab in Namibia, RC drilling at Gecko was
completed with a total of 10,818m being drilled. At
Steenbok-Starling, 2,460m of follow up RC were
drilled; additional drilling would be completed once
all the assay results had been received. The
extension of the soil grid towards Ostrich and
Giraffe returned disappointing results and no gold
anomalies were identified. At Anomaly 16,
12,536m of exploration infill and advanced grade
control holes had been completed.
A total of 4,704m of DDH drilling was undertaken
as part of the infill programme on the Hanging and
Footwall sheeted vein systems. RC drilling of
5,260m was done to the immediate north of the
North Pit 2, where a northerly vein plunge
extension was confirmed and encouraging
intersections were achieved. Some of this drilling
was also targeted at closing information gaps in the
Eastern Push Back.
At Cripple Creek & Victor in the United States, a
total of 333 holes and 69,498m had been
completed so far during 2008. Drilling continued in
the Main Cresson area, Schist Island, Squaw
Gulch and near the old Victor Pads. In the high
grade study a test mining case was successfully
completed in the Cresson Mine
.
No holes were
drilled for the High Grade Study as assays are
pending for recent drilling. Assay results continue
to be encouraging. .
GREENFIELDS EXPLORATION
Greenfields exploration activities continued in six
countries (Australia, Colombia, China, the
Philippines, Russia and the DRC). During the third
quarter of 2008, a total of 72,349m of DDH RC)
and AC drilling was completed at existing priority
targets and delineating new targets in Australia, the
DRC, Russia and Colombia.
In Australia on the Tropicana Joint Venture (JV)
(AngloGold Ashanti 70%, Independence Group
30%) prefeasibility studies were continuing with
completion expected in the second quarter of 2009.
Work to date has focussed on a range of project
dimensions from 3.5m to 6.5m tonnes per annum.
The flowsheet options were well defined and

infrastructure options evaluated. A study
programme was now being undertaken to optimise
the dimensions and economics of the project.
Water exploration activities have identified the
project water supply, located approximately 50km
north northwest of the plant site. The main areas of
ongoing assessment include the evaluation of
power options for the project (including solar
thermal power), and an update of the resource
estimate, which is anticipated in the next quarter.
In parallel with the optimisation studies,
exploration in the Tropicana JV moved away from
drilling of the Tropicana/Havana deposit with
regional exploration programmes now being
accelerated. The work was focussed on high
priority targets within trucking distance from the
Tropicana/Havana project area.
The most significant results for the quarter come
from the Black Dragon prospect (30 km north-east
of Tropicana/Havana), where further prospecting
and mapping was completed in conjunction with
wide-spaced AC drilling under areas of cover.
Analysis of rock chip sampling returned
spectacular results with results of up to 573g/t
gold, and 87g/t of silver. These results are
supported by significant AC results including 4m
at 0.78g/t Au from surface and 4m at 0.3g/t Au
from 20m. Black Dragon is a high priority target
for RC drilling in the next quarter. Diamond drill
hole BCD001 from Beachcomber, returned 0.5m
at 66.52g/t Au from 89.3m, 0.7m at 10.46g/t Au
from 97.8m and 0.85m at 6.12g/t Au from 156.7m.
RC drilling had returned significant results from
Rusty Nail with 3m at 8.83g/t Au while significant
rock chip sampling results have been returned
from Voodoo Child (45 km north-east of
Tropicana/Havana).
During the quarter a total of 742 AC holes were
drilled for 40,132m (1,446 holes and 75,571m
YTD), 41 RC holes for 5,760m and 9 diamond drill
holes for 1,474m (12 holes and 1,892m YTD).
A regional aeromagnetic survey was completed
during the quarter, with high-resolution survey
data now available over approximately 55% of the
granted tenement package. This new geophysical
data, and the acceleration in the rate of auger
sampling over the project, would enable more
rapid prospect generation across the JV holdings.
The Bronco Plains JV (AngloGold Ashanti earning
50.4%), also in the Tropicana Belt, was a farm-in
and joint venture with Independence Group NL
and Image Resources NL on Image’s 230km²
Bronco Plains project, adjacent to the western
margin of the AngloGold Ashanti/ Independence
Group Tropicana project. AC drilling, of the
approximately 10km long gold-in-soil anomaly
peaking at 86 ppb gold would commence once
regulatory approvals have been received.
The approximate 5,000km² Viking Project
(AngloGold Ashanti 100%) is located southwest of
the Tropicana Prospect within the same Albany-
Fraser Foreland tectonic setting that hosts the
4Moz Tropicana/Havana gold deposit. Results by
AngloGold Ashanti at Beachcomber and publicly
reported by other explorers, adds credence to this
belt being a strike-extensive new gold province.
Two new tenement applications for approximately
900km² were made in the third quarter, and
permits to enable exploration to commence in the
fourth quarter had been granted.
In Colombia exploration, undertaken by
Anglogold Ashanti and joint venture partners
B2Gold Corp., Mineros S.A. and Glencore
International, continued during the third quarter
with activity on 33 projects and prospects with an
average of 716 staff and contractors per day
active in the field. Anglogold Ashanti activities
focused on systematic reconnaissance and drill
target definition work on targets in 6 departments
in Colombia. Airborne geophysical surveys were
completed over 3,107km
2
during the quarter.
AngloGold Ashanti exploration work at La Colosa
remained suspended throughout the third quarter,
due to unforeseen delays in the environmental
approvals being granted, it was now anticipated
that approvals would be received in the first
quarter of 2009, at which time, pre-feasibility work
would commence.
Joint Venture partner B2Gold Corp. continued
resource delineation drilling at Gramalote, first
phase drilling at Quebradona and continued
reconnaissance and drill target definition work in
three departments in Colombia. Mineros S.A.

were drilling at one target in Antioquia and
conducted reconnaissance and drill target
definition work at two other targets within the
Segovia joint venture in the Antioquia department.
Glencore continued drilling base metal targets and
conducted reconnaissance work in three
departments of Colombia.
DDH completed during the third quarter of 2008
on AngloGold Ashanti and partner’s projects were
20,348m, bringing the total DDH on all Colombian
projects to 51,547m at the end of the third quarter.
In China, work on the Jinchanggou Project in
Gansu Province focussed on follow-up of the
robust gold in soil anomalies defined in the
eastern (Dashuigou) and western (Hongchungou)
tenements. A 5,000m DDH programme using man
portable drill rigs would commence in the fourth
quarter of 2008. Project generation activities and
evaluation of opportunities are ongoing in Western
and North Eastern China.
In the Philippines, final documentation is under
review for the Mapawa tenement application area.
In Russia, where AngloGold Ashanti operates in a
joint venture alliance with Russian miner,
Polymetal, exploration continued on three license
areas (939km
2
) during the quarter. A total of
7,986m of DDH has been completed for the year
to date, of which the majority has been completed
on the Veduga advanced exploration project,
while a field staff of 93 were engaged in field
activities on the three active projects.
The Bogunay project (42km
2
) was sold, while
negotiations were ongoing for the sale of
Anenskoye (11.8km
2
) and Aprelkovskoye
(161km
2
). The generation of new project areas
through data analysis remains a core task of the
joint venture team.
In
Africa, work during the third quarter
concentrated on project generation and specific
project reviews in West, Central and East Africa.
In the Democratic Republic of the Congo,
exploration activities continued, with a total of
2,532m of DDH completed around the Issuru and
Mongbwalu resource areas. The best
intersections were 3.42m at 33.46g/t from 88.42m
from diamond drill hole RA273D and 4.69m at
10.59g/t from 158m, and 2.92m at 6.69g/t from
169.3m from DD266. During the third quarter
regional exploration programmes were underway
at Lodjo, Camp3, Petsi, Mont Tsi and Bunia West
prospects. Geologic activities included soil
sampling, regolith and geologic mapping,
trenching and bench sampling at the historic Mont
Tsi open pit. Encouraging results were obtained
from trench samples at Lodjo, which include 9m at
3.08g/t including 2m at 10g/t from trench TR11LO.
The airborne magnetic, radiometric (37,608km
line) and EM (3,225km line) surveys which
commenced in June 2008 were completed during
the third quarter. To date a total of 5,550km
2
of
aeromagnetic and 1,224km
2
of EM surveys had
been completed at a total cost of $1.85m enabling
fast-tracking of the regional exploration
programmes.

Group
operating results
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
3,178
3,030 3,384 9,108 9,877
3,503
3,340 3,730 10,040 10,887
Yield - g / t / - oz / t
6.84
7.08 7.11 6.95 7.00
0.200
0.206 0.207 0.203 0.204
Gold produced - kg / - oz (000)
21,737
21,444 24,066 63,346 69,179
699
690 774 2,037 2,225
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
3,078
2,875 2,976 8,779 9,442
3,393
3,169 3,280 9,677 10,408
Yield - g / t / - oz / t
0.40
0.38 0.48 0.42 0.51
0.012
0.011 0.014 0.012 0.015
Gold produced - kg / - oz (000)
1,229
1,100 1,429 3,647 4,803
40
35 46 117 154
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
44,777
44,336 41,999 135,667 124,938
49,358
48,872 46,296 149,547 137,721
Treated - 000 tonnes / - 000 tons
6,318
6,164 6,456 18,813 18,857
6,964
6,795 7,116 20,738 20,786
Stripping ratio - t (mined total - mined ore) / t mined ore
6.24
5.33 4.20 5.44 4.43
6.24
5.33 4.20 5.44 4.43
Yield - g / t / - oz / t
2.15
2.25 2.49 2.16 2.34
0.063
0.066 0.073 0.063 0.068
Gold in ore - kg / - oz (000)
4,089
12,411 15,059 28,766 41,752
131
399 484 925 1,342
Gold produced - kg / - oz (000)
13,573
13,879 16,064 40,691 44,180
436
446 516 1,308 1,420
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
13,475
14,328 14,807 41,042 44,755
14,854
15,794 16,322 45,241 49,334
Placed
1
- 000 tonnes / - 000 tons
6,026
6,168 5,636 17,602 16,490
6,642
6,799 6,213 19,402 18,177
Stripping ratio - t (mined total - mined ore) / t mined ore
1.38
1.45 1.53 1.42 1.83
1.38
1.45 1.53 1.42 1.83
Yield
2
- g / t / - oz / t
0.56
0.64 0.66 0.62 0.74
0.016
0.019 0.019 0.018 0.021
Gold placed
3
- kg / - oz (000)
3,376
3,929 3,706 10,918 12,127
109
126 119 351 390
Gold produced - kg / - oz (000)
2,797
2,561 3,052 7,846 9,647
90
82 98 252 310
TOTAL
Gold produced
- kg / - oz (000)
39,336
38,984 44,611 115,530 127,809
1,265
1,253 1,434 3,714 4,109
Gold sold - kg / - oz (000)
40,902
38,704 45,768 116,704 127,987
1,315
1,244 1,471 3,752 4,115
Price received - R / kg / - $ / oz - sold
160,127
(44,303) 141,400 100,660 139,732
644
(157) 621 416 610
Price received normalised for
accelerated settlement of non-
hedge derivatives
- R / kg / - $ / oz - sold
160,127
178,796 141,400 174,646 139,732
644
717 621 707 610
Total cash costs - R / kg / - $ / oz - produced
121,440
108,195 81,186 111,540 78,074
486
434 357 451 341
Total production costs - R / kg / - $ / oz - produced
152,945
138,115 107,239 142,586 102,443
612
554 471 576 448
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
346
340 409 330 394
11.12
10.93 13.16 10.60 12.66
Actual - g / - oz
321
320 361 314 352
10.32
10.27 11.62 10.10 11.31
CAPITAL EXPENDITURE
- Rm / - $m
2,623
2,357 1,733
6,911
5,129
338
304 245
899
720
1
Tonnes (tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Nine months
ended
Nine months
ended

Group
income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2008
2008
2007
2008
2007
Restated Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
7,205
7,950 6,133 22,019 16,405
Gold income
6,851
7,749 5,913 21,258 15,853
Cost of sales 3
(6,148)
(4,894) (4,558) (15,630) (12,298)
Gain (loss) on non-hedge derivatives and other commodity contracts 4
148
(1,425) (2,421) (6,875) (2,243)
Gross profit (loss)
851
1,431 (1,066) (1,248) 1,312
Corporate administration and other expenses
(255)
(255) (254) (727) (683)
Market development costs
(25)
(24) (26) (73) (75)
Exploration costs
(205)
(266) (215) (739) (592)
Other operating expenses
5
(73)
(48) (65) (89) (156)
Operating special items
6
121
273 48 476 149
Operating profit (loss)
415
1,111 (1,578) (2,400) (45)
Dividend received from other investments
-
- 16 - 16
Interest received
248
101 87 429 216
Exchange gain (loss)
51
(17) (24) 25 (25)
Fair value adjustment on option component of convertible bond
-
12 (140) 183 218
Finance costs and unwinding of obligations
(235)
(213) (214) (701) (618)
Share of associates' and equity accounted joint ventures (loss) profit
(98)
(770) 18 (796) 107
Profit (loss) before taxation
381
225 (1,835) (3,261) (131)
Taxation
7
(577)
(471) (94) (900) (731)
Loss after taxation from continuing operations
(196)
(246) (1,928) (4,161) (862)
Discontinued operations
Profit (loss) for the period from discontinued operations
8
6
191 (24) 194 (34)
Loss for the period
(190)
(55) (1,952) (3,968) (896)
Allocated as follows:
Equity shareholders
(247)
(176) (2,003) (4,236) (1,071)
Minority interest
57
121 51 268 175
(190)
(55) (1,952) (3,968) (896)
Basic loss per ordinary share (cents)
1
Loss from continuing operations
(73)
(130) (703) (1,457) (369)
Profit (loss) from discontinued operations
2
68 (9) 64 (12)
Loss
(71)
(62) (712) (1,393) (381)
Diluted loss per ordinary share (cents)
2
Loss from continuing operations
3
(73)
(130) (703) (1,457) (369)
Profit (loss) from discontinued operations
3
2
68 (9) 64 (12)
Loss
3
(71)
(62) (712) (1,393) (381)
Dividends
4
- Rm
324 919
- cents per Ordinary share 103 330
- cents per E Ordinary share 52 165
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared and paid during the period.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Group
income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2008
2008
2007
2008
2007
Restated Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
930
1,023 867 2,859 2,303
Gold income
885
997 836 2,761 2,226
Cost of sales 3
(790)
(632) (644) (2,029) (1,728)
Gain (loss) on non-hedge derivatives and other commodity contracts 4
92
(248) (377) (528) (351)
Gross profit (loss)
186
117 (185) 204 147
Corporate administration and other expenses
(33)
(33) (36) (94) (96)
Market development costs
(3)
(3) (4) (9) (11)
Exploration costs
(26)
(34) (31) (96) (84)
Other operating expenses
5
(9)
(6) (9) (11) (22)
Operating special items
6
16
36 7 62 21
Operating profit (loss)
130
77 (258) 55 (44)
Dividend received from other investments
-
- 2 - 2
Interest received
32
13 13 56 30
Exchange gain (loss)
6
(3) (3) 3 (3)
Fair value adjustment on option component of convertible bond
-
2 (20) 24 30
Finance costs and unwinding of obligations
(30)
(28) (30) (91) (87)
Share of associates' and equity accounted joint ventures (loss) profit
(12)
(97) 2 (100) 15
Profit (loss) before taxation
126
(35) (294) (53) (56)
Taxation
7
(69)
(61) (11) (115) (100)
Profit (loss) after taxation from continuing operations
57
(96) (306) (169) (156)
Discontinued operations
Profit (loss) for the period from discontinued operations
8
1
24 (3) 24 (5)
Profit (loss) for the period
58
(72) (309) (144) (161)
Allocated as follows:
Equity shareholders
51
(87) (316) (179) (186)
Minority interest
7
16 7 35 25
58
(72) (309) (144) (161)
Basic earnings (loss) per ordinary share (cents)
1
Profit (loss) from continuing operations
15
(40) (111) (67) (64)
Profit (loss) from discontinued operations
-
9 (1) 8 (2)
Profit (loss)
15
(31) (112) (59) (66)
Diluted earnings (loss) per ordinary share (cents)
2
Profit (loss) from continuing operations
3
15
(40) (111) (67) (64)
Profit (loss) from discontinued operations
3
-
9 (1) 8 (2)
Profit (loss)
3
15
(31) (112) (59) (66)
Dividends
4
- $m
41 125
- cents per Ordinary share 13 45
- cents per E Ordinary share 7 22
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared and paid during the period.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted earnings (loss) per share is anti-dilutive and therefore equal to the basic earnings (loss) per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Group
balance sheet
As at
As at
As at
As at
September
June
December
September
2008
2008
2007
2007
Restated Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
55,085
53,040 45,095 44,149
Intangible assets
3,287
3,491 2,859 2,891
Investments in associates and equity accounted joint ventures
2,846
2,447 2,183 2,088
Other investments
663
633 699 749
Inventories
2,389
2,445 1,807 1,894
Trade and other receivables
531
584 387 271
Deferred taxation
111
533 430 409
Other non-current assets
88
281 278 300
65,000
63,454 53,738 52,752
Current assets
Inventories
5,342
5,206 3,753 3,300
Trade and other receivables
2,076
1,847 1,384 1,451
Derivatives
3,851
4,810 3,516 4,078
Current portion of other non-current assets
2
2 2 5
Cash restricted for use
499
547 264 294
Cash and cash equivalents
4,585
3,661 3,246 3,287
16,355
16,072 12,165 12,414
Non-current assets held for sale
10
10 210 201
16,365
16,082 12,375 12,615
TOTAL ASSETS
81,365
79,536 66,113 65,367
EQUITY AND LIABILITIES
Share capital and premium 11
36,525
22,495 22,371 22,265
Retained earnings and other reserves 12
(6,579)
(5,931) (6,167) (2,791)
Shareholders' equity
29,946
16,563 16,204 19,473
Minority interests 13
655
637 429 401
Total equity
30,601
17,200 16,633 19,874
Non-current liabilities
Borrowings
6,865
7,361 10,416 7,362
Environmental rehabilitation and other provisions
3,805
3,853 3,176 2,875
Provision for pension and post-retirement benefits
1,257
1,247 1,208 1,207
Trade, other payables and deferred income
72
68 79 39
Derivatives 14
313
350 1,110 1,321
Deferred taxation
8,170
7,925 7,100 7,410
20,483
20,804 23,089 20,213
Current liabilities
Current portion of borrowings
8,581
10,093 2,173 4,160
Trade, other payables and deferred income 15
4,857
12,437 4,318 4,288
Derivatives 14
15,998
18,126 18,763 15,421
Taxation
846
876 1,137 1,410
30,282
41,532 26,391 25,279
Total liabilities
50,764
62,336 49,480 45,492
TOTAL EQUITY AND LIABILITIES
81,365
79,536 66,113 65,367
Net asset value - cents per share
8,628
6,101 5,907 7,073
Rounding of figures may result in computational discrepancies.

Group balance sheet
As at
As at
As at
As at
September
June
December
September
2008
2008
2007
2007
Restated Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
6,663
6,771 6,621 6,426
Intangible assets
398
446 420 421
Investments in associates and equity accounted joint ventures
344
313 321 304
Other investments
80
81 103 109
Inventories
289
312 265 276
Trade and other receivables
64
75 57 39
Deferred taxation
13
68 63 60
Other non-current assets
11
36 41 44
7,863
8,101 7,891 7,679
Current assets
Inventories
646
665 551 480
Trade and other receivables
251
236 203 211
Derivatives
466
614 516 594
Current portion of other non-current assets
-
- - 1
Cash restricted for use
60
70 39 43
Cash and cash equivalents
555
467 477 478
1,978
2,051 1,786 1,806
Non-current assets held for sale
1
1 31 29
1,979
2,052 1,817 1,835
TOTAL ASSETS
9,842
10,153 9,708 9,514
EQUITY AND LIABILITIES
Share capital and premium 11
4,418
2,872 3,285 3,241
Retained earnings and other reserves 12
(796)
(757) (906) (406)
Shareholders' equity
3,622
2,115 2,379 2,835
Minority interests 13
79
81 63 58
Total equity
3,702
2,196 2,442 2,893
Non-current liabilities
Borrowings
830
940 1,529 1,071
Environmental rehabilitation and other provisions
460
492 467 418
Provision for pension and post-retirement benefits
152
159 177 176
Trade, other payables and deferred income
9
9 12 6
Derivatives 14
38
45 163 192
Deferred taxation
988
1,012 1,042 1,078
2,478
2,656 3,390 2,941
Current liabilities
Current portion of borrowings
1,038
1,288 319 606
Trade, other payables and deferred income 15
587
1,588 635 624
Derivatives 14
1,935
2,314 2,755 2,245
Taxation
102
112 167 205
3,663
5,301 3,876 3,680
Total liabilities
6,140
7,957 7,266 6,621
TOTAL EQUITY AND LIABILITIES
9,842
10,153 9,708 9,514
Net asset value - cents per share
1,044
779 867 1,030
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2008
2008
2007
2008
2007
Restated Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
6,818
7,991 6,050 21,345 16,220
Payments to suppliers and employees
(6,193)
(7,352) (4,027) (18,218) (10,932)
Cash generated from operations
625
639 2,023 3,127 5,288
Cash generated (utilised) by discontinued operations
9
(16) (6) (7) (24)
Cash utilised for hedge book settlements
(7,755)
(749) - (8,504) -
Dividend received from associates
141
342 49 483 337
Taxation paid
(129)
(430) (78) (902) (695)
Net cash (outflow) inflow from operating activities
(7,108)
(215) 1,988 (5,804) (4,904)
Cash flows from investing activities
Capital expenditure
(2,615)
(2,348) (1,723) (6,881) (4,879)
Acquisition of assets
-
- - - (286)
Proceeds from disposal of tangible assets
279
21 65 522 173
Proceeds from disposal of assets of discontinued operations
1
77 1 79 9
Other investments acquired
(228)
(78) - (572) (13)
Associate loans, acquisitions and disposals
(304)
396 - 123 1
Proceeds from disposal of investments
214
105 129 526 134
Dividend received from other investments
-
- 16 - 16
Decrease (increase) in cash restricted for use
24
(119) (126) (144) (214)
Interest received
256
99 72 440 176
Net loans advanced (repaid)
1
1 1 (1) 2
Net cash outflow from investing activities
(2,372)
(1,846) (1,564) (5,907) (4,881)
Cash flows from financing activities
Proceeds from issue of share capital
13,494
21 19 13,580 159
Share issue expenses
(410)
- - (410) (4)
Proceeds from borrowings
2,305
1,903 834 5,412 1,712
Repayment of borrowings
(4,402)
(33) (170) (4,589) (459)
Finance costs
(242)
(30) (230) (522) (468)
Advanced proceeds from rights offer
(6)
6 - - -
Dividends paid
(254)
(49) (277) (455) (1,033)
Net cash inflow (outflow) from financing activities
10,486
1,818 175 13,016 (93)
Net increase (decrease) in cash and cash equivalents
1,005
(243) 600 1,306 (70)
Translation
(81)
56 11 33 60
Cash and cash equivalents at beginning of period
3,661
3,848 2,676 3,246 3,297
Net cash and cash equivalents at end of period
4,585
3,661 3,287 4,585 3,287
Cash generated from operations
Profit (loss) before taxation
381
225 (1,835) (3,261) (131)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(821)
(244) 2,776 4,215 3,467
Amortisation of tangible assets
1,111
1,102 1,040 3,233 2,917
Finance costs and unwinding of obligations
235
213 214 701 618
Environmental, rehabilitation and other expenditure
54
(27) 44 113 14
Operating special items
(121)
(273) (48) (476) (149)
Amortisation of intangible assets
4
4 3 11 10
Deferred stripping
(124)
36 (154) (278) (405)
Fair value adjustment on option components of convertible bond
-
(12) 140 (183) (218)
Interest receivable
(248)
(101) (87) (429) (216)
Other non-cash movements
393
904 23 1,208 209
Movements in working capital
(238)
(1,189) (93) (1,727) (828)
625
639 2,023 3,127 5,288
Movements in working capital
Increase in inventories
(310)
(677) (234) (2,427) (980)
(Increase) decrease in trade and other receivables
(241)
(126) 16 (753) (263)
Increase (decrease) in trade and other payables
312
(386) 125 1,452 415
(238)
(1,189) (93) (1,727) (828)
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2008
2008
2007
2008
2007
Restated Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
884
1,026 855 2,781 2,272
Payments to suppliers and employees
(799)
(937) (567) (2,393) (1,530)
Cash generated from operations
85
89 288 388 742
Cash generated (utilised) by discontinued operations
1
(2) (1) (1) (3)
Cash utilised for hedge book settlements
(1,018)
(94) - (1,112) -
Dividend received from associates
15
43 8 58 49
Taxation paid
(16)
(56) (11) (117) (98)
Net cash (outflow) inflow from operating activities
(933)
(20) 284 (784) 690
Cash flows from investing activities
Capital expenditure
(337)
(303) (243) (895) (685)
Acquisition of assets
-
- - - (40)
Proceeds from disposal of tangible assets
36
3 9 69 24
Proceeds from disposal of assets of discontinued operations
-
10 - 10 1
Other investments acquired
(29)
(10) - (74) (2)
Associate loans, acquisitions and disposals
(36)
50 - 17 -
Proceeds from disposal of investments
28
13 18 68 19
Dividend received from other investments
-
- 2 - 2
Decrease (increase) in cash restricted for use
3
(16) (18) (19) (30)
Interest received
33
13 10 57 25
Net loans advanced (repaid)
-
- - - -
Net cash outflow from investing activities
(302)
(241) (221) (768) (685)
Cash flows from financing activities
Proceeds from issue of share capital
1,743
3 3 1,755 22
Share issue expenses
(53)
- - (53) (1)
Proceeds from borrowings
298
247 117 704 241
Repayment of borrowings
(573)
(4) (24) (597) (64)
Finance costs
(31)
(3) (32) (68) (66)
Advanced proceeds from rights offer
(1)
1 - - -
Dividends paid
(33)
(6) (38) (58) (141)
Net cash inflow (outflow) from financing activities
1,351
236 25 1,683 (10)
Net increase (decrease) in cash and cash equivalents
115
(25) 88 131 (5)
Translation
(28)
16 9 (54) 12
Cash and cash equivalents at beginning of period
467
475 381 477 471
Net cash and cash equivalents at end of period
555
467 478 555 478
Cash generated from operations
Profit (loss) before taxation
126
(35) (294) (53) (56)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(178)
37 427 187 524
Amortisation of tangible assets
143
142 147 420 410
Finance costs and unwinding of obligations
30
28 30 91 87
Environmental, rehabilitation and other expenditure
7
(3) 6 14 2
Operating special items
(16)
(36) (7) (62) (21)
Amortisation of intangible assets
-
- - 1 1
Deferred stripping
(16)
3 (23) (36) (59)
Fair value adjustment on option components of convertible bond
-
(2) 20 (24) (30)
Interest receivable
(32)
(13) (13) (56) (30)
Other non-cash movements
49
114 3 151 29
Movements in working capital
(29)
(146) (9) (245) (114)
85
89 288 388 742
Movements in working capital
Decrease (increase) in inventories
14
(115) (49) (150) (154)
Increase in trade and other receivables
(17)
(23) (2) (56) (41)
(Decrease) increase in trade and other payables
(27)
(8) 42 (40) 82
(29)
(146) (9) (245) (114)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
Nine months
Year
Nine months
ended
ended
ended
September
December
September
2008
2007
2007
Restated Restated
SA Rand million
Unaudited Unaudited Unaudited
Actuarial loss on pension and post-retirement benefits
(193)
(99) -
Net loss on cash flow hedges removed from equity and reported in gold sales
1,413
1,421 910
Net loss on cash flow hedges
(622)
(1,173) (662)
Hedge (effectiveness) ineffectiveness
(3)
69 -
(Loss) gain on available-for-sale financial assets
(89)
8 (24)
Deferred taxation on items above
(107)
36 20
Translation
4,524
(169) 61
Net income recognised directly in equity
4,923
93 305
Loss for the period
(3,968)
(4,047) (896)
Total recognised income (expense) for the period
955
(3,954) (591)
Attributable to:
Equity shareholders
604
(4,169) (761)
Minority interest
351
215 170
955
(3,954) (591)
US Dollar million
Actuarial loss on pension and post-retirement benefits
(25)
(14) -
Net loss on cash flow hedges removed from equity and reported in gold sales
184
202 130
Net loss on cash flow hedges
(81)
(168) (96)
Hedge ineffectiveness
-
10 -
(Loss) gain on available-for-sale financial assets
(12)
1 (3)
Deferred taxation on items above
(13)
5 (5)
Translation
364
6 35
Net income recognised directly in equity
417
42 61
Loss for the period
(144)
(636) (161)
Total recognised income (expense) for the period
273
(594) (100)
Attributable to:
Equity shareholders
241
(627) (125)
Minority interest
32
33 25
273
(594) (100)
Rounding of figures may result in computational discrepancies.

Notes
for the quarter and nine months ended 30 September 2008
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described below and detailed in note 20, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2008, where applicable.
The group changed its accounting policy regarding accounting for incorporated joint ventures to provide more relevant financial data as returns from these investments are limited to dividends which is more representative of the income flows. Incorporated joint ventures were previously accounted for under the proportionate consolidation method. Comparative figures have been restated to conform to the changes in accounting policy.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2008.
2.
Revenue
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun            Sep
Sep
Sep
Sep
Jun            Sep                 Sep                 Sep
2008
2008            2007
2008
2007
2008
2008             2007                2008                2007
Restated     Restated
Restated
Restated        Restated
Restated
Unaudited      Unaudited      Unaudited       Unaudited       Unaudited       Unaudited       Unaudited       Unaudited       Unaudited       Unaudited
SA Rand million US Dollar million
Gold income
6,851
7,749 5,913 21,258 15,853
885
997 836 2,761 2,226
By-products (note 3)
106
100 116 332 320
14
13 16 43 45
Dividend received from other
investments
-
- 16 - 16
-
- 2 - 2
Interest received
248
101 87 429 216
32
13 12 56 30
7,205
7,950 6,133 22,019 16,405
930
1,023 867 2,859 2,303
3. Cost of sales
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun            Sep
Sep
Sep
Sep
Jun                Sep                Sep                Sep
2008
2008            2007
2008
2007
2008
2008                 2007               2008               2007
Restated        Restated
Restated
Restated          Restated
Restated
Unaudited     Unaudited       Unaudited        Unaudited        Unaudited        Unaudited       Unaudited        Unaudited      Unaudited      Unaudited
SA Rand million US Dollar million
Cash operating costs
(4,540)
(3,864) (3,318) (11,916) (9,144)
(584)
(498) (469) (1,548) (1,284)
By-products revenue (note 2)
106
100 116 332 320
14
13 16 43 45
By-products cash operating costs
(57)
(86) (57) (221) (192)
(8)
(11) (8) (29) (27)
(4,491)
(3,850) (3,259) (11,805) (9,016)
(578)
(496) (461) (1,534) (1,266)
Other cash costs
(177)
(156) (136) (538) (404)
(23)
(21) (19) (70) (57)
Total cash costs
(4,668)
(4,006) (3,395) (12,343) (9,420)
(601)
(517) (480) (1,604) (1,323)
Retrenchment costs
(14)
(15) (27) (56) (44)
(2)
(2) (4) (7) (6)
Rehabilitation and other
non-cash costs
(102)
(16) (85) (221) (120)
(13)
(2) (12) (28) (17)
Production costs
(4,784)
(4,037) (3,507) (12,620) (9,584)
(616)
(521) (496) (1,639) (1,346)
Amortisation of tangible assets
(1,111)
(1,102) (1,040) (3,233) (2,917)
(143)
(142) (147) (420) (410)
Amortisation of intangible assets
(4)
(4) (3) (11) (10)
-
- - (1) (1)
Total production costs
(5,899)
(5,143) (4,550) (15,864) (12,511)
(759)
(663) (643) (2,060) (1,757)
Inventory change
(249)
249 (8) 234 213
(32)
31 (1) 31 29
(6,148)
(4,894) (4,558) (15,630) (12,298)
(790)
(632) (644) (2,029) (1,728)
Rounding of figures may result in computational discrepancies.

4. Gain (loss) on non-hedge derivatives and other commodity contracts
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep Jun Sep
Sep
Sep
Sep
Jun               Sep                  Sep                 Sep
2008               2008                 2007
2008
2007
2008
2008               2007                 2008                2007
Restated         Restated Restated Restated         Restated Restated
Unaudited       Unaudited       Unaudited      Unaudited       Unaudited        Unaudited       Unaudited        Unaudited       Unaudited       Unaudited
SA Rand million US Dollar million
(Loss) gain on realised
non-hedge derivatives
(519)
(1,119) 302 (1,797) 1,292
(66)
(142) 43 (230) 181
Realised loss on other commodity
contracts
-
(253) - (253) -
-
(32) - (32) -
Loss on accelerated settlement of
non-hedge derivatives
-
(7,765) - (7,765) -
-
(979) - (979) -
Gain (loss) on unrealised non-
hedge derivatives
666
7,673 (2,574) 2,876 (3,476)
158
899 (398) 705 (524)
Unrealised gain on other
commodity physical borrowings
1
22 56 26 27
-
3 8 3 4
Provision reversed (accrued) for
gain (loss) on future deliveries
of other commodities
-
18 (204) 37 (87)
-
2 (29) 5 (12)
148
(1,425) (2,421) (6,875) (2,243)
92
(248) (377) (528) (351)
5.
Other operating expenses
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep Jun Sep
Sep
Sep
Sep
Jun               Sep                  Sep               Sep
2008               2008               2007
2008
2007
2008
2008                2007                2008              2007
Restated        Restated Restated Restated         Restated Restated
Unaudited       Unaudited       Unaudited       Unaudited        Unaudited       Unaudited      Unaudited        Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
(24)
(24) (25) (72) (75)
(3)
(3) (4) (9) (11)
Claims filed by former employees
in respect of loss of
employment, work-related
accident injuries and diseases,
governmental fiscal claims and
costs of old tailings operations
(49)
(27) (40) (17) (67)
(6)
(3) (5) (2) (9)
Miscellaneous
-
3 - - (14)
-
- - - (2)
(73)
(48) (65) (89) (156)
(9)
(6) (9) (11) (22)
6.
Operating special items
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep             Jun                   Sep
Sep
Sep
Sep
Jun              Sep                 Sep                  Sep
2008             2008                 2007
2008
2007
2008
2008              2007                2008                 2007
Restated         Restated Restated Restated        Restated       Restated
Unaudited      Unaudited        Unaudited       Unaudited        Unaudited       Unaudited      Unaudited       Unaudited       Unaudited       Unaudited
SA Rand million US Dollar million
Reimbursement (under provision)
of indirect tax expenses
1
49 - 50 (6)
-
6 - 6 (1)
Impairment of tangible assets
(note 9)
(3)
(1) - (7) (1)
-
- - (1) -
Recovery of loan
34
- - 34 23
4
- - 4 3
ESOP and BEE costs resulting
from rights offer
-
(76) - (76) -
-
(10) - (10) -
Profit on disposal (acquisition)
and abandonment of assets
(note 9)
101
272 48 457 134
14
35 7 60 19
(Loss) profit on disposal of
investment in associate
(note 9)
(12)
29 - 18 -
(2)
4 - 2 -
121
273 48 476 149
16
36 7 62 21
Rounding of figures may result in computational discrepancies.

7. Taxation
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep                Jun                 Sep
Sep
Sep
Sep
Jun                Sep                Sep                 Sep
2008                2008               2007
2008
2007
2008
2008                2007               2008                2007
Restated        Restated Restated Restated         Restated      Restated
Unaudited        Unaudited     Unaudited        Unaudited       Unaudited       Unaudited       Unaudited       Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(103)
92 (342) (480) (976)
(15)
10 (49) (66) (137)
Disposal of tangible assets
(note 9)
(2)
(3) (9) (7) (31)
-
- (1) (1) (4)
(Under) over provision prior year
(4)
(28) 17 (19) (22)
-
(4) 3 (2) (3)
(109)
61 (334) (506) (1,029)
(15)
6 (47) (69) (144)
Deferred taxation
Temporary differences
(446)
1,004 (31) 400 25
(57)
126 (4) 48 4
Unrealised non-hedge derivatives
and other commodity contracts
(9)
(1,543) 240 (966) 344
4
(194) 35 (118) 50
Disposal of tangible assets
(note 9)
(13)
7 31 (17) 20
(2)
1 4 (2) 3
Change in estimated deferred tax
rate
-
- - - (90)
-
- - - (13)
Change in statutory tax rate
-
- - 189 -
-
- - 25 -
(468)
(532) 240 (394) 299
(55)
(67) 35 (47) 44
Total taxation
(577)
(471) (94) (900) (731)
(69)
(61) (11) (115) (100)
8. Discontinued Operations
The Ergo surface dump reclamation, which forms part of the South Africa operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep               Jun                 Sep
Sep
Sep
Sep
Jun                Sep                 Sep                 Sep
2008               2008                2007
2008
2007
2008
2008                2007                2008                2007
Restated        Restated Restated Restated         Restated       Restated
Unaudited       Unaudited       Unaudited        Unaudited       Unaudited      Unaudited       Unaudited        Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
Gold income
-
- 1 - 5
-
- - - 1
Cost of sales
(4)
(12) (6) (21) (16)
(1)
(2) (1) (3) (2)
Gross loss
(4)
(12) (5) (21) (11)
(1)
(2) (1) (3) (1)
Other income
8
3 - 13 -
1
- - 2 -
Profit (loss) before taxation
4
(10) (5) (8) (11)
1
(1) (1) (1) (1)
Normal taxation
1
(22) 1 (21) (2)
-
(3) - (3) -
Deferred tax
-
- (20) (1) (21)
-
- (3) - (3)
Net profit (loss) after tax
5
(32) (24) (30) (34)
1
(4) (3) (4) (5)
Profit on disposal of assets (note 9)
1
217 - 218 -
-
27 - 27 -
Deferred tax on disposal
of assets (note 9)
-
6 - 6 -
-
1 - 1 -
Profit (loss) from discontinued
operations
6
191 (24) 194 (34)
1
24 (3) 24 (5)
The pre-tax profit on disposal of the assets in the June 2008 quarter amounted to $27 million (R217 million) relates to the remaining moveable and immovable assets of Ergo that was sold by the Company to a consortium of Mintails South Africa (Pty) Ltd/DRD South African Operations (Pty) Ltd Joint
Venture. The transaction was approved by the Competition Commissioner during May 2008 and the Joint Venture will operate, for its own account, under the AngloGold Ashanti authorisations until the new order mining rights have been obtained and transferred to the Joint Venture.
Rounding of figures may result in computational discrepancies.

9. Headline earnings (loss)
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun               Sep
Sep
Sep
Sep
Jun                Sep                Sep                   Sep
2008
2008               2007
2008
2007
2008
2008                2007                2008                 2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited
Unaudited     Unaudited    Unaudited     Unaudited      Unaudited
Unaudited
  Unaudited
Unaudited      Unaudited        Unaudited
SA Rand million US Dollar million
The profit (loss) attributable to
equity shareholders has been
adjusted by the following to
arrive at headline earnings
(loss):
Profit (loss) attributable to equity
shareholders
(247)
(176) (2,003) (4,236) (1,071)
51
(87) (316) (179) (186)
Impairment of tangible assets
(note 6)
3
1 - 7 1
-
- - 1 -
Profit on disposal and
abandonment of assets
(note 6)
(101)
(272) (48) (457) (134)
(14)
(35) (7) (60) (19)
Loss (profit) on disposal of
investment in associate
(note 6)
12
(29) - (18) -
2
(4) - (2) -
Profit on disposal of discontinued
assets (note 8)
(1)
(217) - (218) -
-
(27) - (27) -
Impairment of investment in
associate
21
13 101 35 151
3
2 14 4 21
Profit on disposal of assets in
associate
-
(23) - (23) -
-
(3) - (3) -
Taxation on items above -
current portion (note 7)
2
3 9 7 31
-
- 1 1 4
Taxation on items above -
deferred portion (note 7)
13
(7) (31) 17 (20)
2
(1) (4) 2 (3)
Discontinued operations
Taxation on items above
(note 8)
-
(6) - (6) -
-
(1) - (1) -
Headline earnings (loss)
(298)
(713) (1,972) (4,891) (1,042)
44
(156) (312) (263) (182)
Cents per share
(1)
Headline earnings (loss)
(86)
(252) (701) (1,609) (370)
13
(55) (111) (87) (65)
(1)
Calculated on the basic weighted average number of ordinary shares.
10. Shares
Quarter ended
Nine months ended
Sep
Jun
Sep                   Sep                     Sep
2008
2008
2007                   2008                    2007
Unaudited Unaudited Unaudited Unaudited Unaudited
Authorised:
Ordinary shares of 25 SA cents each
400,000,000        400,000,000
4,000,000          400,000,000       400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000              4,280,000           4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000              2,000,000           2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000              5,000,000           5,000,000
Issued and fully paid:
Ordinary shares in issue
350,677,750         277,894,808         276,919,836          350,677,750       276,919,836
E ordinary shares in issue
4,002,887
4,042,865
4,077,860                 4,002,887          4,077,860
Total ordinary shares:
354,680,637         281,937,673        280,997,696            354,680,637       280,997,696
A redeemable preference shares
2,000,000
2,000,000
2,000,000                2,000,000           2,000,000
B redeemable preference shares
778,896
778,896
778,896                  778,896              778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
342,692,446          277,825,711         276,853,218           299,550,334     276,698,228
E ordinary shares
4,018,901
4,064,751
  4,093,133               4,068,636         4,131,425
Fully vested options
405,584
607,752
  455,473                 418,312            548,859
Weighted average number of
shares
347,116,931          282,498,214           281,401,824         304,037,282       281,378,512
Dilutive potential of share options
786,816
- - - -
Diluted number of ordinary
shares
(1)
347,903,747           282,498,214           281,401,824        304,037,282        281,378,512
(1)
The basic and diluted number of ordinary shares is the same for the June 2008 quarter, September 2007 quarter, period ended nine months September
2008 and period ended nine months September 2007 as the effects of shares for performance related options are anti-dilutive.
Rounding of figures may result in computational discrepancies.

11. Share capital and premium
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2008
2008
2007
2007
2008
2008
2007
2007
Restated Restated Restated Restated             Restated           Restated
Unaudited      Unaudited        Unaudited Unaudited Unaudited Unaudited            Unaudited         Unaudited
SA Rand million US Dollar million
Balance at beginning of period
23,322
23,322 23,045 23,045
3,425
3,425 3,292 3,292
Ordinary shares issued
14,140
112 283 170
1,725
15 40 22
E ordinary shares cancelled
(17)
(10) (6) (14)
(2)
(1) (1) (1)
Translation
-
- - -
(618)
(448) 94 63
Sub-total
37,445
23,424 23,322 23,201
4,530
2,991 3,425 3,376
Redeemable preference shares held within the group
(312)
(312) (312) (312)
(38)
(40) (46) (45)
Ordinary shares held within the group
(278)
(282) (292) (285)
(34)
(36) (43) (41)
E ordinary shares held within group
(330)
(335) (347) (339)
(40)
(43) (51) (49)
Balance at end of period
36,525
22,495 22,371 22,265
4,418
2,872 3,285 3,241
12. Retained earnings and other reserves
Retained
earnings
Non-
distribu-
table
reserves
Foreign
currency
transla-
tion
reserve
Actuarial
(losses)
gains
Other
compre-
hensive
income
Total
SA Rand million
Balance at December 2006
(214) 138 436 (45) (1,503) (1,188)
Deferred taxation thereon 1 1
Loss attributable to equity shareholders (1,071) (1,071)
Dividends (919) (919)
Transaction with minorities (79) (79)
Net loss on cash flow hedges removed from equity and reported in gold sales 900 900
Net loss on cash flow hedges (655) (655)
Deferred taxation on cash flow hedges 8 8
Loss on available-for-sale financial assets (24) (24)
Deferred taxation on available-for-sale financial assets 11 11
Share-based payment for share awards and BEE transaction 156 156
Translation 65 1 3 69
Balance at September 2007
(2,283) 138 501 (43) (1,104) (2,791)
Balance at December 2007
(5,524) 138 338 (108) (1,011) (6,167)
Actuarial loss recognised (193) (193)
Deferred taxation thereon 66 66
Loss attributable to equity shareholders (4,236) (4,236)
Dividends (324) (324)
Transfers to foreign currency translation reserve (12) 12 -
Acquisition of minority interest (853) (853)
Net loss on cash flow hedges removed from equity and reported in gold sales 1,395 1,395
Net loss on cash flow hedges (635) (635)
Hedge effectiveness (3) (3)
Deferred taxation on cash flow hedges and hedge effectiveness (196) (196)
Loss on available-for-sale financial assets (81) (81)
Release on disposal of available-for-sale financial assets (8) (8)
Deferred taxation on availability-for-sale financial assets 23 23
Share-based payment for share awards and BEE transaction 161 161
Translation 4,599 2 (129) 4,472
Balance at September 2008
(10,949) 138 4,949 (233) (484) (6,579)
Rounding of figures may result in computational discrepancies.

12. Retained earnings and other reserves
Retained
earnings
Non-
distribu-
table
reserves
Foreign
currency
transla
tion
reserve
Actuarial
(losses)
gains
Other
compre-
hensive
income
Total
US Dollar million
Balance at December 2006
(209) 20 241 (6) (215) (169)
Deferred taxation thereon
- -
Loss attributable to equity shareholders
(186) (186)
Dividends
(125) (125)
Transactions with minorities
(12) (12)
Net loss on cash flow hedges removed from equity and reported in gold sales
129 129
Net loss on cash flow hedges
(95) (95)
Deferred taxation on cash flow hedges
(6) (6)
Loss on available-for-sale-financial assets
(3) (3)
Deferred taxation on available-for-sale financial assets
1 1
Share-based payment for share awards and BEE transaction
25 25
Translation
- 32 - 3 35
Balance at September 2007
(532) 20 273 (6) (161) (406)
Balance at December 2007
(1,020) 20 258 (16) (148) (906)
Actuarial loss recognised
(25) (25)
Deferred taxation thereon
9 9
Loss attributable to equity shareholders
(179) (179)
Dividends
(41) (41)
Acquisition of minority interest
(111) (111)
Transfers to foreign currency translation reserve
(1) 1 -
Net loss on cash flow hedges removed from equity and reported in gold sales
182 182
Net loss on cash flow hedges
(83) (83)
Hedge effectiveness
- -
Deferred taxation on cash flow hedges and hedge effectiveness
(24) (24)
Loss on available-for-sale financial assets
(11) (11)
Release on disposal of available-for-sale financial assets
(1) (1)
Deferred taxation on available-for-sale financial assets
2 2
Share-based payment for share awards and BEE transaction
21 21
Translation
(3) 367 4 3 371
Balance at September 2008
(1,352) 17 626 (28) (59) (796)
13. Minority
interests
As at
As at
Sep
Jun
Dec
Sep
Sep              Jun                 Dec                  Sep
2008
2008
2007
2007
2008              2008                2007                 2007
Restated Restated Restated Restated         Restated         Restated
Unaudited Unaudited        Unaudited      Unaudited       Unaudited      Unaudited        Unaudited       Unaudited
SA Rand million US Dollar million
Balance at beginning of period
429
429 436 436
63
63 62 62
Profit for the period
268
211 222 175
35
27 32 25
Dividends paid
(131)
(53) (131) (114)
(17)
(7) (19) (16)
Acquisition of minority interest
(1)
6
-
(91) (95)
1
- (13) (13)
Other balance sheet movements
-
-
- 4
-
- - -
Net loss on cash flow hedges removed from equity and
reported in gold sales
18
12 14 10
2
2 2 1
Net gain (loss) on cash flow hedges
13
(5)
(12) (7)
2
(1) (2) (1)
Translation
52
43
(9) (8)
(7)
(3) 1 -
Balance at end of period
655
637 429 401
79
81 63 58
(1)
With effect 1 September 2008, AngloGold Ashanti acquired a 70% interest in the Gansu Joint Venture and effective 1 September 2007, AngloGold
Ashanti acquired the remaining 15% minorities of Iduapriem.

14.    Derivatives
During the September 2008 quarter the hedge book delta was reduced by 750,000oz. Accelerated deliveries into contracts scheduled to mature in the fourth quarter and later amounted to 263,000oz. During the June 2008 quarter the hedge book delta was reduced by 2.71Moz.
15.    Trade, other payables and deferred income
The amount of $1,588 million (R12,437 million) as at 30 June 2008 includes an accrual for the accelerated cancellation of non hedge derivative contracts amounting to $1,009 million (R7,902 million). These accruals were cash settled during the month of July 2008.
16.    Exchange rates
Sep
Jun
Dec                              Sep
2008
2008
2007                              2007
Unaudited
Unaudited
Unaudited                     Unaudited
ZAR/USD average for the year to date
7.69
7.64
7.03                              7.12
ZAR/USD average for the quarter
7.77
7.76
6.76                              7.08
ZAR/USD closing
8.27
7.83
6.81                              6.87
ZAR/AUD average for the year to date
7.02
7.08
5.89                             5.85
ZAR/AUD average for the quarter
6.86
7.32
6.00                             6.00
ZAR/AUD closing
6.66
7.54
5.98                              6.04
BRL/USD average for the year to date
1.69
1.70
1.95                             2.00
BRL/USD average for the quarter
1.67
1.65
1.78                             1.92
BRL/USD closing
1.93
1.59
1.78                             1.85
ARS/USD average for the year to date
3.11
3.14
3.12                             3.11
ARS/USD average for the quarter
3.04
3.12
3.15                             3.14
ARS/USD closing
3.12
3.03
3.15                             3.15
17.   Capital commitments
Sep
Jun
Dec
Sep
Sep            Jun            Dec          Sep
2008
2008
2007
2007
2008            2008          2007         2007
Restated Restated
Unaudited
Unaudited   Unaudited Unaudited  Unaudited    Unaudited   Unaudited  Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at
the prevailing rate of exchange
(1)
2,292
2,709 2,968 4,406
277
346 436 641
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.
18.    Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 30 September 2008 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in
South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations. AGA is involved in Task Teams and other structures to find long term sustainable solutions for this risk, together with industry partners and government. There is too little foundation for the accurate estimate of a liability and thus no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($12m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and
May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The MSG operation is co-owned with
Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $40m Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.
In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $24m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of
Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now discussing the case at the judicial sphere. The company’s attributable share of the assessment is approximately $8m.
Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR) and the reimbursable value added tax on fixed assets. The amount involved is approximately $22m.
19.     Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•       Reimbursable value added tax due from the Malian government amount to an attributable $42m at 30 September
2008 (30 June 2008: attributable $52m). The last audited value added tax return was for the period ended
30 June 2008 and at the balance sheet date an attributable $31m was audited and $11m is still subject to audit.
The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•       Reimbursable fuel duties from the Malian government amounts to an attributable $7m at 30 September 2008
(30 June 2008: attributable $7m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and
Excise authorities. An attributable $5m is still subject to authorisation by the authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5%.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•      Reimbursable value added tax due from the Tanzanian government amounts to $16m at 30 September 2008
(30 June 2008: $15m). The last audited value added tax return was for the period ended 31 July 2008 and at the balance sheet date was $15m. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
•      Reimbursable fuel duties from the Tanzanian government amounts to $42m at 30 September 2008 (30 June
2008: $41m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $14m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $28m have not yet been lodged. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
20.    Change in accounting policy
Effective 1 January 2008, the group changed its accounting policy for the accounting of jointly controlled entities. In terms of IAS 31 "Interests in Joint Ventures" the group previously proportionately consolidated jointly controlled entities. During the current year the group decided to change its accounting policy to account for these entities using the equity method, the alternative treatment permitted by IFRS. Management has concluded that the change in accounting policy will result in more reliable and relevant information and is in accordance with international trends in accounting. Comparative information in this report has been restated in order to reflect the adoption of the revised accounting policy for the accounting of jointly controlled entities.
21.    Attributable interest
On 1 July 2008, shareholders of Golden Cycle Gold Corporation approved the acquisition by AngloGold Ashanti, in an all share transaction that resulted in Cripple Creek & Victor Gold Mining Company Limited being fully owned by the company. Prior to this, AngloGold Ashanti held a 66.7% interest in CC&V in which it was entitled to receive 100%
of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., was repaid.
22.    Borrowings
AngloGold Ashanti's borrowings are interest bearing.
23.    Announcements
On 31 July 2008, AngloGold Ashanti announced it had entered into a letter agreement with Eldorado Gold
Corporation ("Eldorado") to acquire 100% of Eldorado's wholly owned subsidiary, São Bento Gold Limited ("SBG"), which company in turn wholly owns São Bento Mineração S.A. ("SBMSA") for a consideration of $70m to be settled by the issue of AngloGold Ashanti shares to Eldorado ("the Transaction").
SBMSA holds the São Bento Mine ("São Bento"), a Brazilian gold operation located in the immediate vicinity of
AngloGold Ashanti's proposed Córrego do SÍtio Mine ("Córrego do SÍtio"). Córrego do SÍtio is part of AngloGold
Ashanti Mineracão Ltda and is located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais
State, Brazil. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance.

The Transaction is subject to the execution and delivery of all definitive agreements necessary to implement the
Transaction and the receipt of all necessary regulatory, ministerial and other government approvals in South Africa and Brazil including the approval of the South African Reserve Bank and the SDE-CADE antitrust approval in
Brazil.
On 17 October 2008 AngloGold Ashanti announced that it has been notified of an unsolicited below-market “mini-
tender offer” by TRC Capital Corporation of Toronto, Canada to purchase up to 4,000,000 American depositary shares (“ADSs”) of AngloGold Ashanti Limited (each of which represents one ordinary share). AngloGold Ashanti recommended against ADS holders tendering their ADSs in response to this unsolicited mini-tender offer and cautioned shareholders that TRC Capital had made a multitude of below-market mini-tender offers for the shares of other companies for its profit.
24.    Dividend
Interim dividend No. 104 of 50 South African cents or 3.4137 UK pence or 67.4 cedis per share was paid to registered shareholders on 29 August 2008, while a dividend of 1.459 Australian cents per CHESS Depositary
Interest (CDI) was paid on the same day. On 1 September 2008, a dividend of 0.0674 cedis per Ghanaian
Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and
100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts
(ADRs) on 8 September 2008 at a rate of 6.449 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
In addition, directors declared Dividend No. E4 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on 29 August 2008.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
29 October 2008

Segmental  reporting
for the quarter and nine months ended 30 September 2008
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income
South Africa
2,986
3,124 2,805 8,561 7,552
388
402 397 1,113 1,060
Argentina
241
29 273 586 790
31
4 38 76 111
Australia
582
92 715 1,401 1,752
75
14 101 186 246
Brazil
719
270 546 1,746 1,506
93
36 78 230 211
Ghana
937
1,241 648 3,014 1,765
119
159 92 388 248
Guinea
601
768 307 2,042 991
77
99 43 265 139
Namibia
85
17 87 186 268
11
2 12 25 38
Tanzania
397
1,426 347 2,269 696
52
181 49 291 98
USA
303
782 185 1,453 533
39
100 26 187 75
6,851
7,749 5,913 21,258 15,853
885
997 836 2,761 2,226
Gross profit (loss) adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other
commodity contracts
South Africa
536
(3,045) 802 (1,496) 2,343
71
(381) 113 (181) 328
Argentina
(129)
(210) 77 (277) 279
(16)
(27) 11 (35) 39
Australia
(77)
(659) 288 (568) 732
(10)
(83) 41 (70) 103
Brazil
239
(482) 232 57 710
31
(60) 33 11 100
Ghana
(181)
(832) 26 (923) 175
(23)
(105) 4 (116) 25
Guinea
79
(203) 1 81 57
10
(25) - 13 8
Mali
65
(696) 150 (435) 480
9
(87) 21 (53) 67
Namibia
9
(66) 16 (35) 71
1
(8) 2 (4) 10
Tanzania
(350)
(526) 94 (975) 162
(44)
(66) 13 (123) 23
USA
92
(300) 109 (41) 327
12
(37) 15 (3) 46
Other
(34)
110 (34) 47 (55)
(4)
14 (4) 6 (9)
Sub-total
249
(6,909) 1,761 (4,565) 5,281
37
(866) 249 (555) 740
Less equity accounted joint ventures
(65)
627 (104) 378 (434)
(9)
79 (15) 46 (60)
184
(6,282) 1,657 (4,187) 4,847
28
(787) 234 (509) 680
Adjusted gross profit (loss)
normalised for accelerated
settlement of non-hedge
derivatives
South Africa
536
1,091 802 2,639 2,343
71
140 113 341 328
Argentina
(129)
(54) 77 (121) 279
(16)
(7) 11 (16) 39
Australia
(77)
78 288 168 732
(10)
10 41 23 103
Brazil
239
299 232 838 710
31
39 33 110 100
Ghana
(181)
(6) 26 (97) 175
(23)
(1) 4 (12) 25
Guinea
79
176 1 460 57
10
23 - 61 8
Mali
65
174 150 435 480
9
22 21 57 67
Namibia
9
1 16 32 71
1
- 2 4 10
Tanzania
(350)
(36) 94 (484) 162
(44)
(4) 13 (61) 23
USA
92
146 109 405 327
12
19 15 53 46
Other
(34)
(16) (34) (78) (55)
(4)
(2) (4) (11) (9)
Sub-total
249
1,853 1,761 4,197 5,281
37
239 249 549 740
Less equity accounted joint ventures
(65)
(117) (104) (366) (434)
(9)
(15) (15) (48) (60)
184
1,736 1,657 3,831 4,847
28
224 234 501 680
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
US Dollar million SA Rand million
Quarter ended
Nine months ended
Quarter ended
Nine months ended

Segmental reporting (continued)
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
1
South Africa
16,733
16,867 19,218 49,099 54,926
538
542 618 1,579 1,766
Argentina
1,350
842 1,569 3,047 4,741
43
27 50 98 152
Australia
3,590
3,529 4,766 10,826 14,002
115
114 153 348 450
Brazil
3,207
3,224 3,401 9,323 9,209
103
104 109 300 296
Ghana
4,428
3,888 4,217 12,505 12,390
142
125 136 402 398
Guinea
2,235
2,682 1,886 7,818 6,148
72
86 61 251 198
Mali
3,003
3,291 3,649 9,218 10,167
97
106 117 296 327
Namibia
540
503 638 1,512 1,872
17
16 21 49 60
Tanzania
2,296
2,309 3,401 6,589 8,366
74
74 109 212 269
USA
1,955
1,849 1,866 5,594 5,988
63
59 60 180 193
39,336
38,984 44,611 115,530 127,809
1,265
1,253 1,434 3,714 4,109
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Capital expenditure
1
South Africa
786
654 642 1,964 1,655
101
84 91 256 232
Argentina
28
31 37 96 91
4
4 5 12 13
Australia
936
824 439 2,564 1,324
121
106 62 334 186
Brazil
238
230 258 646 791
31
30 37 84 111
Ghana
383
259 152 837 575
49
33 22 109 81
Guinea
51
49 56 144 108
7
6 8 19 15
Mali
8
10 10 31 35
1
1 1 4 5
Namibia
18
32 10 65 19
2
4 1 8 3
Tanzania
103
200 50 328 108
13
26 7 43 15
USA
45
50 54 185 128
6
6 8 24 18
Other
27
18 25 51 295
3
4 3 6 41
2,623
2,357 1,733 6,911 5,129
338
304 245 899 720
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2008
2008
2007
2007
2008
2008
2007
2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Total assets
South Africa
17,071
17,488 15,616 15,590
2,065
2,233 2,293 2,269
Argentina
1,923
1,744 1,659 1,647
233
223 244 240
Australia
11,982
12,632 8,705 8,238
1,449
1,613 1,278 1,199
Brazil
5,941
6,271 4,826 4,568
719
801 709 665
Ghana
16,582
15,550 13,301 13,031
2,006
1,985 1,953 1,897
Guinea
2,668
2,570 2,127 2,005
323
328 312 292
Mali
2
2,173
2,051 1,728 1,706
263
262 254 248
Namibia
617
599 536 513
75
76 79 75
Tanzania
12,112
11,643 9,654 9,633
1,465
1,486 1,418 1,402
USA
4,592
4,351 3,608 3,593
555
555 530 523
Other
5,704
4,637 4,353 4,843
688
591 638 704
81,365
79,536 66,113 65,367
9,842
10,153 9,708 9,514
Rounding of figures may result in computational discrepancies.
oz (000) kg
Nine months ended
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Quarter ended
2
Investment held in equity accounted joint ventures.
SA Rand million US Dollar million
SA Rand million US Dollar million
1
Gold production and capital expenditure includes equity accounted joint ventures.

Non-GAAP  disclosure
A
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (loss) (note 9)
(298)
(713) (1,972) (4,891) (1,042)
44
(156) (312) (263) (182)
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts (note 4)
(667)
(7,713) 2,723 (2,939) 3,535
(158)
(904) 419 (713) 533
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 7)
9
1,543 (240) 966 (344)
(4)
194 (35) 118 (50)
Associate's and equity accounted joint ventures share of
(gain) loss on unrealised non-hedge derivatives and
other commodity contracts in associates
-
17 (83) 30 (84)
-
2 (12) 4 (12)
Associate's and equity accounted joint ventures share
of deferred tax on unrealised non-hedge derivatives
and other commodity contracts
-
1 7 (2) 7
-
- 1 - 1
Fair value adjustment on option component of convertible
bond
-
(12) 140 (183) (218)
-
(2) 20 (24) (30)
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
(1)
(956)
(6,876) 575 (7,019) 1,855
(119)
(866) 81 (880) 260
Cents per share
(2)
Headline (loss) earnings adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
(1)
(275)
(2,434) 204 (2,309) 659
(34)
(307) 29 (289) 92
B
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to gross profit
adjusted for the gain (loss) on unrealised non-hedge
derivatives and other commodity contracts:
Gross profit (loss)
851
1,431 (1,066) (1,248) 1,312
186
117 (185) 204 147
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts (note 4)
(667)
(7,713) 2,723 (2,939) 3,535
(158)
(904) 419 (713) 533
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
184
(6,282) 1,657 (4,187) 4,847
28
(787) 234 (509) 680
Realised loss on other commodity contracts (note 4)
-
253 - 253 -
-
32 - 32 -
Loss on accelerated settlement of non-hedge
derivatives (note 4)
-
7,765 - 7,765 -
-
979 - 979 -
Adjusted gross profit normalised for accelerated settlement
of non-hedge derivatives
184
1,736 1,657 3,831 4,847
28
224 234 501 680
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
(2)
Calculated on the basic weighted average number of ordinary shares.
SA Rand million
(1)
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
US Dollar million
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million SA Rand million
Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Nine months ended
Nine months ended
- The unrealised fair value change on the onerous uranium contracts.
Quarter ended
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Nine months ended
Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
Gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
Nine months ended
Quarter ended
- In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor
International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Price received
Gold income (note 2)
6,851
7,749 5,913 21,258 15,853
885
997 836 2,761 2,226
Adjusted for minority interests
(256)
(339) (213) (769) (676)
(33)
(43) (30) (100) (95)
6,595
7,410 5,700 20,489 15,177
852
954 806 2,661 2,131
(Loss) gain on realised non-hedge derivatives (note 4)
(519)
(1,119) 302 (1,797) 1,292
(66)
(142) 43 (230) 181
Loss on accelerated settlement of non-hedge derivatives
(note 4)
-
(7,765) - (7,765) -
-
(979) - (979) -
Associate's and equity accounted joint ventures share of
gold income including realised non-hedge derivatives
473
(241) 469 820 1,415
61
(29) 66 111 199
Attributable gold income including realised non-hedge
derivatives
6,550
(1,715) 6,472 11,747 17,884
847
(196) 914 1,563 2,510
Attributable gold sold - kg / - oz (000)
40,902
38,704 45,768 116,704 127,987
1,315
1,244 1,471 3,752 4,115
Revenue price per unit - R/kg / - $/oz
160,127
(44,303) 141,400 100,660 139,732
644
(157) 621 416 610
Attributable gold income including realised non-hedge
derivatives as above
6,550
(1,715) 6,472 11,747 17,884
847
(196) 914 1,563 2,510
Loss on accelerated settlement of non-hedge derivatives
(note 4)
-
7,765 - 7,765 -
-
979 - 979 -
Associate's and equity accounted joint ventures share of
loss on accelerated settlement of non-hedge derivatives
-
870 - 869 -
-
110 - 110 -
Attributable gold income including realised non-hedge
derivatives normalised for accelerated settlement of
non-hedge derivatives
6,550
6,920 6,472 20,382 17,884
847
893 914 2,651 2,510
Attributable gold sold - kg / - oz (000)
40,902
38,704 45,768 116,704 127,987
1,315
1,244 1,471 3,752 4,115
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz
160,127
178,796 141,400 174,646 139,732
644
717 621 707 610
D
Total costs
Total cash costs (note 3)
4,668
4,006 3,395 12,343 9,420
601
517 480 1,604 1,323
Adjusted for minority interests and non-gold producing
companies
(240)
(206) (113) (538) (293)
(31)
(26) (16) (70) (41)
Associate's and equity accounted joint ventures share of
total cash costs
349
418 340 1,081 852
45
54 48 141 120
Total cash costs adjusted for minority interests and non-
gold producing companies
4,777
4,218 3,622 12,886 9,978
615
544 512 1,675 1,402
Retrenchment costs (note 3)
14
15 27 56 44
2
2 4 7 6
Rehabilitation and other non-cash costs (note 3)
102
16 85 221 120
13
2 12 28 17
Amortisation of tangible assets (note 3)
1,111
1,102 1,040 3,233 2,917
143
142 147 420 410
Amortisation of intangible assets (note 3)
4
4 3 11 10
-
- - 1 1
Adjusted for minority interests and non-gold producing
companies
(63)
(52) (35) (151) (103)
(8)
(7) (5) (20) (14)
Associate's and equity accounted joint ventures share of
production costs
72
81 43 216 127
9
11 6 29 17
Total production costs adjusted for minority interests
and non-gold producing companies
6,016
5,384 4,784 16,473 13,093
774
694 676 2,140 1,839
Gold produced - kg / - oz (000)
39,336
38,984 44,611 115,530 127,809
1,265
1,253 1,434 3,714 4,109
Total cash cost per unit - R/kg / -$/oz
121,440
108,195 81,186 111,540 78,074
486
434 357 451 341
Total production cost per unit - R/kg / -$/oz
152,945
138,115 107,239 142,586 102,443
612
554 471 576 448
E
EBITDA
Operating profit (loss)
415
1,111 (1,578) (2,400) (45)
130
77 (258) 55 (44)
Amortisation of tangible assets (note 3)
1,111
1,102 1,040 3,233 2,917
143
142 147 420 410
Amortisation of intangible assets (note 3)
4
4 3 11 10
-
- - 1 1
Impairment of tangible assets (note 6)
3
1 - 7 1
-
- - 1 -
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(667)
(7,713) 2,723 (2,939) 3,535
(158)
(904) 419 (713) 533
Loss on realised other commodity contracts (note 4)
-
253 - 253 -
-
32 - 32 -
Loss on accelerated settlement of non-hedge derivatives
(note 4)
-
7,765 - 7,765 -
-
979 - 979 -
Share of associates' EBITDA
97
202 142 542 550
13
26 20 71 77
Discontinued operations EBITDA (note 8)
(4)
(12) (5) (21) (11)
(1)
(2) (1) (3) (1)
Profit on disposal and abandonment of assets (note 6)
(101)
(272) (48) (457) (134)
(14)
(35) (7) (60) (19)
Loss (profit) on disposal of investment in associate
(note 6)
12
(29) - (18) -
2
(4) - (2) -
869
2,411 2,278 5,976 6,824
116
311 322 782 957
Rounding of figures may result in computational discrepancies.
Nine months ended
US Dollar million / Imperial SA Rand million / Metric
Quarter ended
Quarter ended
Nine months ended

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2008
2008
2007
2008
2007
2008
2008
2007
2008
2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
F
Interest cover
EBITDA (note E)
869
2,411 2,278 5,976 6,824
116
311 322 782 957
Finance costs
235
213 214 701 618
30
28 30 91 87
Capitalised finance costs
79
64 19 188 42
10
8 3 24 6
314
277 233 889 661
40
37 33 116 93
Interest cover - times
3
9 10 7 10
3
8 10 7 10
G
Free cash flow
Net cash (outflow) inflow from operating activities
(7,108)
(215) 1,988 (5,804) (4,904)
(933)
(20) 284 (784) 690
Stay-in-business capital expenditure
(1,173)
(1,118) (863) (3,135) (2,525)
(151)
(145) (122) (408) (355)
(8,281)
(1,333) 1,125 (8,939) (7,429)
(1,084)
(165) 162 (1,192) 335
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2008
2008
2007
2007
2008
2008
2007
2007
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
30,601
17,200 16,633 19,874
3,702
2,196 2,442 2,893
Number of ordinary shares in issue - million (note 10)
355
282 282 281
355
282 282 281
Net asset value - cents per share
8,628
6,101 5,907 7,073
1,044
779 867 1,030
Total equity
30,601
17,200 16,633 19,874
3,702
2,196 2,442 2,893
Intangible assets
(3,287)
(3,491) (2,859) (2,891)
(398)
(446) (420) (421)
27,314
13,709 13,774 16,983
3,304
1,750 2,022 2,472
Number of ordinary shares in issue - million (note 10)
355
282 282 281
355
282 282 281
Net tangible asset value - cents per share
7,701
4,862 4,891 6,044
932
621 718 880
I
Net debt
Borrowings - long-term portion
6,865
7,361 10,416 7,362
830
940 1,529 1,071
Borrowings - short-term portion
8,581
10,093 2,173 4,160
1,038
1,288 319 606
Total borrowings
15,446
17,454 12,589 11,522
1,868
2,228 1,848 1,677
Cash and cash equivalents
(4,585)
(3,661) (3,246) (3,287)
(555)
(467) (477) (478)
Net debt
10,861
13,793 9,343 8,235
1,313
1,761 1,371 1,199
Rounding of figures may result in computational discrepancies.
US Dollar million SA Rand million
Nine months ended
Quarter ended
Quarter ended
SA Rand million US Dollar million
Nine months ended

Development
for the quarter ended 30 September 2008
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
901 78 170.1 18.01 3,064 0.48 81.74
Kopanang Mine
Vaal reef
6,535 568 15.1 130.73 1,974 9.36 122.61
Tau Lekoa Mine
Ventersdorp Contact reef
1,934 158 106.1 10.90 1,156 - -
Moab Khotsong Mine
Vaal reef
5,012 360 124.0 22.44 2,782 1.29 162.22
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
121 - - - - - -
Carbon Leader reef
2,183 54 18.2 101.54 1,848 1.44 26.12
Savuka Mine
Carbon Leader reef
833 92 95.0 34.09 3,239 - -
Mponeng Mine
Ventersdorp Contact reef
4,385 920 59.7 33.35 1,991 - -
AUSTRALIA
Sunrise Dam
856 856 - 3.04 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,170 333 343.3 8.48 - - -
Córrego do Sitio 343 95 - 6.07 - - -
Lamego 1,031 113 60.0 2.70 - - -
Serra Grande
Mina III
1,319 70 100.0 8.52 - - -
Mina Nova 136 - - - - - -
GHANA
Obuasi
5,792 2,109 460 * 7.37 3,390 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
2,955 256 67.0 0.53 2.93 0.96 5.36
Kopanang Mine
Vaal reef
21,441 1,864 5.9 3.81 1.89 18.72 9.27
Tau Lekoa Mine
Ventersdorp Contact reef
6,345 518 41.8 0.32 1.11 - -
Moab Khotsong Mine
Vaal reef
16,444 1,181 48.8 0.65 2.66 2.58 10.50
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
397 - - - - - -
Carbon Leader reef 7,160 177 7.2 2.96 1.77 2.88 1.72
Savuka Mine
Carbon Leader reef
2,733 302 37.4 0.99 3.10 - -
Mponeng Mine
Ventersdorp Contact reef
14,386 3,018 23.5 0.97 1.91 - -
AUSTRALIA
Sunrise Dam
2,808 2,808 - 0.09 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
3,838 1,094 135.2 0.25 - - -
Córrego do Sitio 1,127 312 - 0.18 - - -
Lamego 3,382 369 23.6 0.08 - - -
Serra Grande
Mina III
4,327 230 39.4 0.25 - - -
Mina Nova 448 - - - - - -
GHANA
Obuasi
19,004 6,921 181.1 * 0.21 3.24 - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SA Rand / US Dollar
SOUTH AFRICA
786
654
642
1,964
101
84
91
256
Vaal River
Great Noligwa
61
58
56
159
8
7
8
21
Kopanang
96
96
86
275
12
12
12
36
Moab Khotsong
224
164
179
530
29
21
25
69
Tau Lekoa
41
41
25
107
5
5
4
14
Surface Operations
3
2
3
5
-
-
-
1
West Wits
Mponeng
209
150
163
479
27
19
23
62
Savuka
20
24
17
64
3
3
2
8
TauTona
134
120
114
345
17
15
16
45
ARGENTINA
28
31
37
96
4
4
5
12
Cerro Vanguardia - Attributable 92.50%
26
28
34
89
3
4
5
12
Minorities and exploration
2
3
3
7
1
-
-
-
AUSTRALIA
936
824
439
2,564
121
106
62
334
Sunrise Dam
33
49
53
113
4
6
8
15
Boddington
904
774
383
2,450
116
100
54
319
Exploration
(1)
1
3
1
1
-
-
-
BRAZIL
238
230
258
646
31
30
37
84
AngloGold Ashanti Brasil Mineração
148
166
210
436
19
21
30
57
Serra Grande - Attributable 50%
44
31
23
102
6
4
3
13
Minorities, exploration and other
46
33
25
108
6
5
4
14
GHANA
383
259
152
837
49
33
22
109
Iduapriem
1
136
104
21
297
18
13
3
39
Obuasi
247
155
130
539
32
20
18
70
Minorities and exploration
-
-
1
1
(1)
-
1
-
GUINEA
51
49
56
144
7
6
8
19
Siguiri - Attributable 85%
44
41
48
122
6
5
7
16
Minorities and exploration
7
8
8
22
1
1
1
3
MALI
8
10
10
31
1
1
1
4
Morila - Attributable 40%
1
2
-
5
-
-
-
1
Sadiola - Attributable 38%
4
3
7
13
-
-
1
2
Yatela - Attributable 40%
3
5
3
12
-
1
-
2
NAMIBIA
18
32
10
65
2
4
1
8
Navachab
18
32
10
65
2
4
1
8
TANZANIA
103
200
50
328
13
26
7
43
Geita
103
200
50
328
13
26
7
43
USA
45
50
54
185
6
6
8
24
Cripple Creek & Victor
45
50
54
184
6
6
8
24
OTHER
27
18
25
51
3
4
3
6
ANGLOGOLD ASHANTI
2,623
2,357
1,733
6,911
338
304
245
899
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
Metric
SOUTH AFRICA
16,733
16,867
19,218
49,099
Vaal River
Great Noligwa
6.42
7.60
7.23
7.61
1,976
2,997
3,684
8,299
Kopanang
6.44
7.10
8.11
6.83
2,627
2,997
3,639
8,417
Moab Khotsong
9.37
9.05
7.50
9.47
2,127
881
523
3,771
Tau Lekoa
3.50
3.33
3.71
3.59
1,173
1,073
1,342
3,339
Surface Operations
0.36
0.30
0.47
0.34
773
573
931
2,016
West Wits
Mponeng
10.16
10.50
9.51
10.21
5,113
4,974
4,824
14,180
Savuka
5.80
6.36
6.29
6.05
481
563
620
1,491
TauTona
1
8.34
9.18
9.93
8.75
2,464
2,811
3,654
7,585
ARGENTINA
1,350
842
1,569
3,047
Cerro Vanguardia - Attributable 92.50%
6.25
4.06
6.79
4.71
1,350
842
1,569
3,047
AUSTRALIA
3,590
3,529
4,766
10,826
Sunrise Dam
3
3.72
3.75
5.15
3.85
3,590
3,529
4,766
10,826
BRAZIL
3,207
3,224
3,401
9,323
AngloGold Ashanti Brasil Mineração
1
8.28
7.72
7.53
7.56
2,583
2,530
2,698
7,364
Serra Grande
1
- Attributable 50%
7.64
7.47
7.67
7.42
624
693
704
1,958
GHANA
4,428
3,888
4,217
12,505
Iduapriem
2
1.79
1.61
1.86
1.73
1,566
1,423
1,610
4,460
Obuasi
1
4.45
4.15
4.41
4.27
2,862
2,465
2,607
8,045
GUINEA
2,235
2,682
1,886
7,818
Siguiri
3
- Attributable 85%
1.06
1.35
0.94
1.24
2,235
2,682
1,886
7,818
MALI
3,003
3,291
3,649
9,218
Morila - Attributable 40%
2.67
3.25
3.94
3.01
1,170
1,415
1,624
3,841
Sadiola - Attributable 38%
3.37
3.55
2.92
3.37
1,281
1,411
1,089
3,827
Yatela
4
- Attributable 40%
2.36
3.48
2.66
2.68
552
465
936
1,549
NAMIBIA
540
503
638
1,512
Navachab
1.43
1.46
1.64
1.40
540
503
638
1,512
TANZANIA
2,296
2,309
3,401
6,589
Geita
2.12
2.24
2.54
1.99
2,296
2,309
3,401
6,589
USA
1,955
1,849
1,866
5,594
Cripple Creek & Victor
4
0.48
0.46
0.52
0.49
1,955
1,849
1,866
5,594
ANGLOGOLD ASHANTI
39,336
38,984
44,611
115,530
Underground Operations
6.84
7.08
7.11
6.95
21,737
21,444
24,066
63,346
Surface and Dump Reclamation
0.40
0.38
0.48
0.42
1,229
1,100
1,429
3,647
Open-pit Operations
2.15
2.25
2.49
2.16
13,573
13,879
16,064
40,691
Heap Leach Operations
5
0.56
0.64
0.66
0.62
2,797
2,561
3,052
7,846
39,336
38,984
44,611
115,530
4
The yield of Yatela and the Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
3
The yield of Sunrise Dam and Siguiri represents open-pit operations.
5
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg
2
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
Metric
SOUTH AFRICA
209
210
237
204
17,921
16,661
20,020
49,218
Vaal River
Great Noligwa
120
152
180
148
2,169
2,994
3,828
8,314
Kopanang
177
201
239
188
2,800
2,991
3,756
8,430
Moab Khotsong
232
161
123
191
2,178
887
536
3,774
Tau Lekoa
132
125
156
128
1,248
1,070
1,389
3,343
Surface Operations
1,054
847
1,421
973
807
567
964
2,020
West Wits
Mponeng
327
310
307
299
5,511
4,858
5,060
14,224
Savuka
143
174
188
154
520
555
650
1,497
TauTona
223
242
283
216
2,687
2,739
3,836
7,616
ARGENTINA
603
390
781
472
1,325
858
1,597
3,641
Cerro Vanguardia - Attributable 92.50%
603
390
781
472
1,325
858
1,597
3,641
AUSTRALIA
2,959
2,983
3,968
2,939
3,440
3,698
5,036
10,721
Sunrise Dam
2,959
2,983
4,356
2,939
3,440
3,698
5,036
10,721
BRAZIL
593
600
656
577
3,543
3,189
3,370
9,785
AngloGold Ashanti Brasil Mineração
575
571
625
550
2,817
2,519
2,656
7,768
Serra Grande - Attributable 50%
680
738
807
706
726
670
714
2,017
GHANA
267
234
242
250
4,433
3,923
4,517
12,484
Iduapriem
1
604
550
686
574
1,583
1,471
1,576
4,513
Obuasi
204
175
173
190
2,850
2,452
2,941
7,971
GUINEA
520
659
451
621
2,422
2,482
1,883
7,790
Siguiri - Attributable 85%
520
659
451
621
2,422
2,482
1,883
7,790
MALI
785
852
965
796
2,918
3,412
3,319
9,538
Morila - Attributable 40%
757
899
1,084
827
1,183
1,542
1,432
4,008
Sadiola - Attributable 38%
894
988
763
877
1,210
1,412
991
3,960
Yatela - Attributable 40%
651
540
1,091
604
524
458
896
1,570
NAMIBIA
370
365
446
366
518
506
621
1,485
Navachab
370
365
446
366
518
506
621
1,485
TANZANIA
362
386
555
355
2,457
2,133
3,384
6,450
Geita
362
386
555
355
2,457
2,133
3,384
6,450
USA
1,825
1,746
1,796
1,774
1,925
1,842
2,022
5,592
Cripple Creek & Victor
1,825
1,746
1,796
1,774
1,925
1,842
2,022
5,592
ANGLOGOLD ASHANTI
321
320
361
314
40,902
38,704
45,768
116,704
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SA Rand / Metric
SOUTH AFRICA
102,682
87,459
77,247
92,991
131,412
116,881
101,922
121,654
Vaal River
Great Noligwa
149,915 107,178 90,339 113,196 177,388 130,865 115,763 137,008
Kopanang 104,669 78,460 69,335 88,986 141,600 113,927 87,041 127,285
Moab Khotsong 78,689 127,206 156,931 102,819 168,658 185,103 235,687 173,271
Tau Lekoa 141,990 138,069 109,485 136,339 173,421 165,364 141,342 165,952
Surface Operations 127,742 136,341 72,369 116,098 135,813 144,314 79,119 124,301
West Wits
Mponeng
72,238 56,689 57,704 63,573 92,238 76,840 78,646 84,150
Savuka 150,256 109,769 92,349 116,389 123,005 152,790 117,212 134,356
TauTona 110,722 84,434 72,802 95,618 113,079 123,478 102,743 120,357
ARGENTINA
169,690
218,871
67,033
173,259
232,406
245,335
105,906
217,927
Cerro Vanguardia - Attributable 92.50% 165,701 217,167 66,360 170,551 228,302 243,507 105,073 215,090
AUSTRALIA
158,442
143,311
64,819
139,286
186,275
170,135
85,166
165,743
Sunrise Dam 154,552 137,877 63,541 134,265 181,766 164,025 83,003 160,096
BRAZIL
88,553
85,205
56,533
85,336
121,179
112,820
90,051
116,580
AngloGold Ashanti Brasil Mineração 82,664 80,564 50,088 80,089 116,237 109,484 86,085 112,980
Serra Grande - Attributable 50% 80,959 76,679 61,086 75,916 109,668 99,533 85,103 100,964
GHANA
154,931
135,916
103,333
135,557
194,219
175,637
138,595
177,358
Iduapriem 140,977 123,016 81,680 124,901 162,809 143,725 100,731 147,886
Obuasi 169,796 152,565 116,705 149,862 219,100 203,889 161,978 202,808
GUINEA
131,846
108,248
117,785
114,004
148,498
124,373
144,592
132,899
Siguiri - Attributable 85% 131,846 108,248 117,785 114,004 148,498 124,373 144,592 132,899
MALI
116,005
107,573
78,738
108,207
139,935
132,325
90,504
131,777
Morila - Attributable 40% 115,396 106,319 69,420 106,781 134,074 125,377 85,814 125,551
Sadiola - Attributable 38% 99,175 101,844 91,138 99,828 134,129 137,998 98,965 134,094
Yatela - Attributable 40% 157,676 142,633 87,055 142,140 166,776 149,633 95,212 150,805
NAMIBIA
134,832
149,421
97,908
134,525
145,989
161,796
114,364
150,243
Navachab 134,832 149,421 97,908 134,525 145,989 161,796 114,364 150,243
TANZANIA
174,455
157,611
91,263
168,611
225,670
207,991
117,895
221,583
Geita 174,455 157,611 91,263 168,611 225,670 207,991 117,895 221,583
USA
83,685
82,660
72,627
80,444
109,703
108,130
97,560
106,103
Cripple Creek & Victor 80,496 75,058 70,059 74,992 106,494 100,506 94,979 100,629
ANGLOGOLD ASHANTI
121,440
108,195
81,186
111,540
152,945
138,115
107,239
142,586
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SOUTH AFRICA
536
(3,045)
802
(1,496)
536
1,091
802
2,639
Vaal River
Great Noligwa
(28)
(682)
105
(508)
(28)
168
105
343
Kopanang
57
(579)
201
(371)
57
197
201
405
Moab Khotsong
(27)
(236)
(48)
(252)
(27)
(3)
(48)
(19)
Tau Lekoa
(16)
(264)
-
(252)
(16)
26
-
38
Surface Operations
19
(112)
60
(38)
19
22
60
95
West Wits
Mponeng
382
(608)
323
177
382
507
323
1,293
Savuka
18
(95)
15
(50)
18
16
15
62
TauTona
130
(467)
145
(202)
130
158
145
423
ARGENTINA
(129)
(210)
77
(277)
(129)
(54)
77
(121)
Cerro Vanguardia - Attributable 92.50%
(114)
(193)
73
(248)
(114)
(48)
73
(104)
Minorities and exploration
(15)
(17)
4
(29)
(15)
(6)
4
(17)
AUSTRALIA
(77)
(659)
288
(568)
(77)
78
288
168
Sunrise Dam
(77)
(659)
288
(568)
(77)
78
288
168
BRAZIL
239
(482)
232
57
239
299
232
838
AngloGold Ashanti Brasil Mineração
137
(464)
152
(142)
137
183
152
505
Serra Grande - Attributable 50%
41
(85)
42
11
41
49
42
145
Minorities and exploration
61
67
38
188
61
67
38
188
GHANA
(181)
(832)
26
(923)
(181)
(6)
26
(97)
Iduapriem
1
(8)
(262)
67
(191)
(8)
51
67
121
Obuasi
(173)
(572)
(52)
(733)
(173)
(59)
(52)
(220)
Minorities and exploration
-
2
11
1
-
2
11
2
GUINEA
79
(203)
1
81
79
176
1
460
Siguiri - Attributable 85%
47
(248)
(4)
(44)
47
132
(4)
335
Minorities and exploration
32
45
5
125
32
44
5
125
MALI
65
(696)
150
(435)
65
174
150
435
Morila - Attributable 40%
2
34
(243)
67
(126)
34
91
67
208
Sadiola - Attributable 38%
2
33
(345)
41
(227)
33
57
41
175
Yatela - Attributable 40%
2
(2)
(107)
42
(82)
(2)
26
42
52
NAMIBIA
9
(66)
16
(35)
9
1
16
32
Navachab
9
(66)
16
(35)
9
1
16
32
TANZANIA
(350)
(526)
94
(975)
(350)
(36)
94
(484)
Geita
(350)
(526)
94
(975)
(350)
(36)
94
(484)
USA
92
(300)
109
(41)
92
146
109
405
Cripple Creek & Victor
92
(300)
109
(41)
92
146
109
405
OTHER
3
(34)
110
(34)
47
(34)
(16)
(34)
(78)
SUB-TOTAL
249
(6,909)
1,761
(4,565)
249
1,853
1,761
4,197
Less equity accounted JV's
2
(65)
627
(104)
378
(65)
(117)
(104)
(366)
ANGLOGOLD ASHANTI
184
(6,282)
1,657
(4,187)
184
1,736
1,657
3,831
2
Equity accounted joint ventures.
3
Included in Other is an amount relating to Nufcor International Limited which is equity accounted.
Rounding of figures may result in computational discrepancies.
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
SA Rand
Gross profit (loss) adjusted for the gain (loss) on unrealised non-
hedge derivatives and other commodity contracts - Rm
               Adjusted gross profit (loss) normalised for
accelerated settlement of non-hedges derivative - Rm

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
Imperial
SOUTH AFRICA
538
542
618
1,579
Vaal River
Great Noligwa
0.187
0.222
0.211
0.222
64
96
118
267
Kopanang
0.188
0.207
0.236
0.199
84
96
117
271
Moab Khotsong
0.273
0.264
0.219
0.276
68
28
17
121
Tau Lekoa
0.102
0.097
0.108
0.105
38
35
43
107
Surface Operations
0.010
0.009
0.014
0.010
25
18
30
65
West Wits
Mponeng
0.296
0.306
0.278
0.298
164
160
155
456
Savuka
0.169
0.185
0.184
0.176
15
18
20
48
TauTona
1
0.243
0.268
0.290
0.255
79
91
117
244
ARGENTINA
43
27
50
98
Cerro Vanguardia - Attributable 92.50%
0.182
0.118
0.198
0.137
43
27
50
98
AUSTRALIA
115
114
153
348
Sunrise Dam
3
0.109
0.109
0.150
0.112
115
114
153
348
BRAZIL
103
104
109
300
AngloGold Ashanti Brasil Mineração
1
0.242
0.225
0.220
0.221
83
82
87
237
Serra Grande
1
- Attributable 50%
0.223
0.218
0.224
0.217
20
22
23
63
GHANA
142
125
136
402
Iduapriem
2
0.052
0.047
0.054
0.051
50
46
52
143
Obuasi
1
0.130
0.121
0.129
0.125
92
79
84
259
GUINEA
72
86
61
251
Siguiri
3
- Attributable 85%
0.031
0.039
0.027
0.036
72
86
61
251
MALI
97
106
117
296
Morila - Attributable 40%
0.078
0.095
0.115
0.088
38
46
52
124
Sadiola - Attributable 38%
0.098
0.104
0.085
0.098
41
45
35
123
Yatela
4
- Attributable 40%
0.069
0.102
0.078
0.078
18
15
30
50
NAMIBIA
17
16
21
49
Navachab
0.042
0.042
0.048
0.041
17
16
21
49
TANZANIA
74
74
109
212
Geita
0.062
0.065
0.074
0.058
74
74
109
212
USA
63
59
60
180
Cripple Creek & Victor
4
0.014
0.013
0.015
0.014
63
59
60
180
ANGLOGOLD ASHANTI
1,265
1,253
1,434
3,714
Undergound Operations
0.200
0.206
0.207
0.203
699
690
774
2,037
Surface and Dump Reclamation
0.012
0.011
0.014
0.012
40
35
46
117
Open-pit Operations
0.063
0.066
0.073
0.063
436
446
516
1,308
Heap leach Operations
5
0.016
0.019
0.019
0.018
90
82
98
252
1,265
1,253
1,434
3,714
4
The yield of Yatela and the Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1 The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
3
The yield of Sunrise Dam and Siguiri represents open-pit operations.
5
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
2
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
Imperial
SOUTH AFRICA
6.72
6.75
7.62
6.54
576
536
644
1,582
Vaal River
Great Noligwa
3.87
4.87
5.79
4.76
70
96
123
267
Kopanang
5.69
6.47
7.69
6.03
90
96
121
271
Moab Khotsong
7.45
5.18
3.95
6.13
70
29
17
121
Tau Lekoa
4.25
4.02
5.03
4.11
40
34
45
107
Surface Operations
33.89
27.22
45.67
31.28
26
18
31
65
West Wits
Mponeng
10.50
9.97
9.88
9.60
177
156
163
457
Savuka
4.60
5.58
6.03
4.96
17
18
21
48
TauTona
7.17
7.78
9.11
6.93
86
88
123
245
ARGENTINA
19.40
12.53
25.12
15.19
43
28
51
117
Cerro Vanguardia - Attributable 92.50%
19.40
12.53
25.12
15.19
43
28
51
117
AUSTRALIA
95.15
95.90
127.58
94.48
111
119
162
345
Sunrise Dam
95.15
95.90
140.06
94.48
111
119
162
345
BRAZIL
19.07
19.30
21.08
18.55
114
103
108
315
AngloGold Ashanti Brasil Mineração
18.50
18.35
20.10
17.69
91
81
85
250
Serra Grande - Attributable 50%
21.86
23.74
25.95
22.70
23
22
23
65
GHANA
8.57
7.51
7.77
8.03
143
126
145
401
Iduapriem
1
19.41
17.68
22.04
18.45
51
47
51
145
Obuasi
6.57
5.64
5.55
6.12
92
79
95
256
GUINEA
16.72
21.19
14.49
19.96
78
80
61
250
Siguiri - Attributable 85%
16.72
21.19
14.49
19.96
78
80
61
250
MALI
25.24
27.39
31.02
25.60
94
110
107
307
Morila - Attributable 40%
24.34
28.91
34.87
26.58
38
50
46
129
Sadiola - Attributable 38%
28.74
31.75
24.54
28.20
39
45
32
127
Yatela - Attributable 40%
20.94
17.37
35.07
19.41
17
15
29
50
NAMIBIA
11.91
11.75
14.34
11.76
17
16
20
48
Navachab
11.91
11.75
14.34
11.76
17
16
20
48
TANZANIA
11.63
12.42
17.84
11.40
79
69
109
207
Geita
11.63
12.42
17.84
11.40
79
69
109
207
USA
58.68
56.12
57.74
57.04
62
59
65
180
Cripple Creek & Victor
58.68
56.12
57.74
57.04
62
59
65
180
ANGLOGOLD ASHANTI
10.32
10.27
11.62
10.10
1,315
1,244
1,471
3,752
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)
1 Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
US Dollar / Imperial
SOUTH AFRICA
411
352
340
376
526
469
448
492
Vaal River
Great Noligwa
601 432 397 459 710 527 509 556
Kopanang 419 316 305 360 567 458 383 515
Moab Khotsong 316 512 691 415 677 744 1,037 698
Tau Lekoa 568 554 482 551 693 663 622 671
Surface Operations 513 547 318 471 545 579 348 504
West Wits
Mponeng
289 227 254 257 368 308 346 340
Savuka 603 440 406 471 489 613 516 543
TauTona 444 339 320 388 451 495 452 487
ARGENTINA
682
877
294
702
928
983
465
879
Cerro Vanguardia - Attributable 92.50% 666 870 291 691 911 976 462 868
AUSTRALIA
635
575
285
562
747
682
374
669
Sunrise Dam 619 553 279 542 729 658 365 646
BRAZIL
355
341
248
345
485
452
396
471
AngloGold Ashanti Brasil Mineração 331 323 220 324 465 439 378 457
Serra Grande - Attributable 50% 324 307 268 307 439 399 374 408
GHANA
637
568
454
568
795
729
609
738
Iduapriem 563 493 359 504 651 576 443 597
Obuasi 677 612 513 603 874 817 712 817
GUINEA
528
434
518
462
595
499
636
538
Siguiri - Attributable 85% 528 434 518 462 595 499 636 538
MALI
465
432
346
438
561
531
398
533
Morila - Attributable 40% 463 426 305 432 538 503 377 508
Sadiola - Attributable 38% 398 408 400 404 538 553 435 542
Yatela - Attributable 40% 631 573 383 576 667 601 419 612
NAMIBIA
539
599
431
544
583
649
503
608
Navachab 539 599 431 544 583 649 503 608
TANZANIA
699
630
401
680
904
832
518
894
Geita 699 630 401 680 904 832 518 894
USA
334
331
320
324
437
434
430
428
Cripple Creek & Victor 321 301 308 303 424 403 418 406
ANGLOGOLD ASHANTI
486
434
357
451
612
554
471
576
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Nine months
Quarter
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SOUTH AFRICA
71
(381)
113
(181)
71
140
113
341
Vaal River
Great Noligwa
(3) (86) 15 (63) (3) 21 15 44
Kopanang 8 (73) 28 (46) 8 25 28 52
Moab Khotsong (3) (30) (7) (32) (3) (0) (7) (3)
Tau Lekoa (2) (33) - (32) (2) 3 - 5
Surface Operations 3 (14) 8 (4) 3 3 8 13
West Wits
Mponeng
50 (75) 46 27 50 65 46 167
Savuka 2 (12) 2 (6) 2 2 2 8
TauTona 17 (58) 21 (24) 17 20 21 55
ARGENTINA
(16)
(27)
11
(35)
(16)
(7)
11
(16)
Cerro Vanguardia - Attributable 92.50% (15) (24) 10 (32) (15) (6) 10 (13)
Minorities and exploration (1) (3) 1 (3) (1) (1) 1 (3)
AUSTRALIA
(10)
(83)
41
(70)
(10)
10
41
23
Sunrise Dam (10) (83) 41 (70) (10) 10 41 23
BRAZIL
31
(60)
33
11
31
39
33
110
AngloGold Ashanti Brasil Mineração 18 (58) 21 (15) 18 24 21 66
Serra Grande - Attributable 50% 5 (11) 6 2 5 6 6 19
Minorities and exploration 8 9 6 24 8 9 6 25
GHANA
(23)
(105)
4
(116)
(23)
(1)
4
(12)
Iduapriem
1
(1) (33) 9 (23) (1) 7 9 16
Obuasi (22) (72) (7) (93) (22) (8) (7) (28)
Minorities and exploration - - 2 - - - 2 -
GUINEA
10
(25)
-
13
10
23
-
61
Siguiri - Attributable 85% 6 (31) (1) (4) 6 17 (1) 44
Minorities and exploration 4 6 1 17 4 6 1 17
MALI
9
(87)
21
(53)
9
22
21
57
Morila - Attributable 40%
2
5 (30) 9 (15) 5 12 9 27
Sadiola - Attributable 38%
2
4 (43) 6 (28) 4 7 6 23
Yatela - Attributable 40%
2
- (14) 6 (10) - 3 6 7
NAMIBIA
1
(8)
2
(4)
1
-
2
4
Navachab 1 (8) 2 (4) 1 - 2 4
TANZANIA
(44)
(66)
13
(123)
(44)
(4)
13
(61)
Geita (44) (66) 13 (123) (44) (4) 13 (61)
USA
12
(37)
15
(3)
12
19
15
53
Cripple Creek & Victor 12 (37) 15 (3) 12 19 15 53
OTHER
3
(4)
14
(4)
6
(4)
(2)
(4)
(11)
SUB-TOTAL
37
(866)
249
(555)
37
239
249
549
Less equity accounted JV's
2
(9)
79
(15)
46
(9)
(15)
(15)
(48)
ANGLOGOLD ASHANTI
28
(787)
234
(509)
28
224
234
501
2
Equity accounted joint ventures.
3
Included in Other is an amount relating to Nufcor International Limited which is equity accounted.
Rounding of figures may result in computational discrepancies.
1
Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
US Dollar
Gross profit (loss) adjusted for the gain (loss) on unrealised non-
hedge derivatives and other commodity contracts - $m
       Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
59 70 96 207 637 752 1,029 2,225
Milled - 000 tonnes / - 000 tons 308 394 509 1,091 339 435 561 1,202
Yield - g/t / - oz/t 6.42 7.60 7.23 7.61 0.187 0.222 0.211 0.222
Gold produced - kg / - oz (000) 1,976 2,997 3,684 8,299 64 96 118 267
Gold sold - kg / oz (000) 2,169 2,994 3,828 8,314 70 96 123 267
Total cash costs - R / - $ - ton milled 963 814 653 861 113 96 84 102
- R/kg / - $/oz - produced 149,915 107,178 90,339 113,196 601 432 397 459
Total production costs - R/kg / - $/oz - produced 177,388 130,865 115,763 137,008 710 527 509 556
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 188 178 236 178 6.05 5.71 7.58 5.71
Actual - g / - oz 120 152 180 148 3.87 4.87 5.79 4.76
Target
- m
2
/ - ft
2
5.07 5.01 5.21 4.84 54.59 53.93 56.04 52.13
Actual
- m
2
/ - ft
2
3.60 3.53 4.68 3.69 38.80 38.03 50.34 39.73
FINANCIAL RESULTS (MILLION)
Gold income
356 569 530 1,461 46 73 75 190
Cost of sales 374 389 440 1,139 48 50 62 149
Cash operating costs 295 320 331 935 38 41 47 122
Other cash costs 1 1 1 5 - - - 1
Total cash costs 296 321 333 939 38 42 47 123
Retrenchment costs 4 5 3 15 1 1 - 2
Rehabilitation and other non-cash costs (6) 3 2 (2) (1) - - -
Production costs 294 328 338 952 38 43 48 124
Amortisation of tangible assets 57 64 89 185 7 8 13 24
Inventory change 24 (3) 13 2 3 - 2 -
(19) 181 90 322 (2) 23 13 42
Realised non-hedge derivatives and other commodity contracts (9) (863) 15 (830) (1) (109) 2 (105)
(28) (682) 105 (508) (3) (86) 15 (63)
Add back accelerated settlement of non-hedge derivatives - 736 - 736 - 93 - 93
Add realised loss on other commodity contracts - 115 - 115 - 14 - 14
(28) 168 105 343 (3) 21 15 44
Capital expenditure 61 58 56 159 8 7 8 21
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated
settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
99 105 114 303 1,067 1,128 1,224 3,259
Milled - 000 tonnes / - 000 tons 408 422 449 1,232 450 465 495 1,358
Yield - g/t / - oz/t 6.44 7.10 8.11 6.83 0.188 0.207 0.236 0.199
Gold produced - kg / - oz (000) 2,627 2,997 3,639 8,417 84 96 117 271
Gold sold - kg / oz (000) 2,800 2,991 3,756 8,430 90 96 121 271
Total cash costs - R / - $ - ton milled 674 557 562 608 79 65 72 72
- R/kg / - $/oz - produced 104,669 78,460 69,335 88,986 419 316 305 360
Total production costs - R/kg / - $/oz - produced 141,600 113,927 87,041 127,285 567 458 383 515
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 216 210 239 200 6.95 6.75 7.69 6.42
Actual - g / - oz 177 201 239 188 5.69 6.47 7.69 6.03
Target
- m
2
/ - ft
2
7.76 7.53 7.63 7.30 83.58 81.08 82.08 78.57
Actual
- m
2
/ - ft
2
6.67 7.03 7.47 6.75 71.84 75.71 80.44 72.61
FINANCIAL RESULTS (MILLION)
Gold income
462 578 523 1,483 60 74 74 193
Cost of sales 391 344 327 1,072 50 44 46 140
Cash operating costs 273 234 251 745 35 30 35 97
Other cash costs 1 1 1 4 - - - 1
Total cash costs 275 235 252 749 35 30 36 98
Retrenchment costs 4 3 2 12 1 - - 2
Rehabilitation and other non-cash costs (2) 3 1 2 - - - -
Production costs 278 241 256 763 36 31 36 99
Amortisation of tangible assets 94 101 61 309 12 13 9 40
Inventory change 19 2 10 1 2 - 1 -
71 234 196 410 10 30 28 53
Realised non-hedge derivatives and other commodity contracts (14) (814) 6 (782) (2) (103) 1 (99)
57 (579) 201 (371) 8 (73) 28 (46)
Add back accelerated settlement of non-hedge derivatives - 669 - 669 - 84 - 84
Add realised loss on other commodity contracts - 107 - 107 - 13 - 13
57 197 201 405 8 25 28 52
Capital expenditure 96 96 86 275 12 12 12 36
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
34 15 11 61 371 166 116 659
Milled - 000 tonnes / - 000 tons 227 97 70 398 250 107 77 439
Yield - g/t / - oz/t 9.37 9.05 7.50 9.47 0.273 0.264 0.219 0.276
Gold produced - kg / - oz (000) 2,127 881 523 3,771 68 28 17 121
Gold sold - kg / - oz (000) 2,178 887 536 3,774 70 29 17 121
Total cash costs - R / - $ - ton milled 737 1,152 1,177 974 86 135 151 115
- R/kg / - $/oz - produced 78,689 127,206 156,931 102,819 316 512 691 415
Total production costs - R/kg / - $/oz - produced 168,658 185,103 235,687 173,271 677 744 1,037 698
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 164 161 182 150 5.27 5.18 5.86 4.82
Actual - g / - oz 232 161 123 191 7.45 5.18 3.95 6.13
Target
- m
2
/ - ft
2
3.59 3.54 3.39 3.21 38.70 38.14 36.44 34.58
Actual
- m
2
/ - ft
2
3.76 2.82 2.53 3.10 40.45 30.33 27.24 33.32
FINANCIAL RESULTS (MILLION)
Gold income
346 172 74 638 45 22 10 83
Cost of sales 368 163 125 654 47 21 18 85
Cash operating costs 166 111 82 386 21 14 12 50
Other cash costs 1 1 - 2 - - - -
Total cash costs 167 112 82 388 22 14 12 50
Retrenchment costs 1 - - 2 - - - -
Rehabilitation and other non-cash costs 5 5 - 11 1 1 - 1
Production costs 173 117 83 400 22 15 12 52
Amortisation of tangible assets 185 46 41 253 24 6 6 33
Inventory change 9 - 2 - 1 - - -
(22) 9 (51) (16) (3) 1 (7) (2)
Realised non-hedge derivatives and other commodity contracts (5) (245) 4 (236) (1) (31) 1 (30)
(27) (236) (48) (252) (3) (30) (7) (32)
Add back accelerated settlement of non-hedge derivatives - 201 - 201 - 25 - 25
Add realised loss on other commodity contracts - 32 - 32 - 4 - 4
(27) (3) (48) (19) (3) - (7) (3)
Capital expenditure 224 164 179 530 29 21 25 69
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
63 62 71 182 680 672 765 1,955
Milled - 000 tonnes / - 000 tons 335 322 361 929 369 355 398 1,024
Yield - g/t / - oz/t 3.50 3.33 3.71 3.59 0.102 0.097 0.108 0.105
Gold produced - kg / - oz (000) 1,173 1,073 1,342 3,339 38 35 43 107
Gold sold - kg / oz (000) 1,248 1,070 1,389 3,343 40 34 45 107
Total cash costs - R / - $ - ton milled 497 460 407 490 58 54 52 58
- R/kg / - $/oz - produced 141,990 138,069 109,485 136,339 568 554 482 551
Total production costs - R/kg / - $/oz - produced 173,421 165,364 141,342 165,952 693 663 622 671
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 160 157 163 149 5.14 5.04 5.24 4.79
Actual - g / - oz 132 125 156 128 4.25 4.02 5.03 4.11
Target
- m
2
/ - ft
2
8.30 8.15 8.67 7.81 89.34 87.71 93.35 84.02
Actual
- m
2
/ - ft
2
7.12 7.26 8.28 6.95 76.68 78.20 89.13 74.77
FINANCIAL RESULTS (MILLION)
Gold income
205 216 193 593 27 28 27 77
Cost of sales 216 177 196 555 28 23 28 72
Cash operating costs 166 147 146 453 21 19 21 59
Other cash costs 1 1 1 2 - - - -
Total cash costs 167 148 147 455 21 19 21 59
Retrenchment costs 2 2 - 5 - - - 1
Rehabilitation and other non-cash costs 5 1 - 6 1 - - 1
Production costs 173 151 148 465 22 19 21 60
Amortisation of tangible assets 30 27 42 89 4 3 6 12
Inventory change 12 (1) 7 1 2 - 1 -
(11) 39 (4) 39 (1) 5 (1) 5
Realised non-hedge derivatives and other commodity contracts (5) (303) 4 (291) (1) (38) 1 (37)
(16) (264) - (252) (2) (33) - (32)
Add back accelerated settlement of non-hedge derivatives - 290 - 290 - 37 - 37
(16) 26 - 38 (2) 3 - 5
Capital expenditure 41 41 25 107 5 5 4 14
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated
settlement of non-hedge derivatives

South Africa
VAAL RIVER
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,150 1,892 1,975 5,883 2,370 2,085 2,177 6,485
Yield - g/t / - oz/t 0.36 0.30 0.47 0.34 0.010 0.009 0.014 0.010
Gold produced - kg / - oz (000) 773 573 931 2,016 25 18 30 65
Gold sold - kg / - oz (000) 807 567 964 2,020 26 18 31 65
Total cash costs - R / - $ - ton milled 46 41 34 40 5 5 4 5
- R/kg / - $/oz - produced 127,742 136,341 72,369 116,098 513 547 318 471
Total production costs - R/kg / - $/oz - produced 135,813 144,314 79,119 124,301 545 579 348 504
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 656 615 1,243 723 21.11 19.78 39.96 23.26
Actual - g / - oz 1,054 847 1,421 973 33.89 27.22 45.67 31.28
FINANCIAL RESULTS (MILLION)
Gold income
133 112 134 358 17 14 19 47
Cost of sales 110 80 76 251 14 10 11 33
Cash operating costs 99 78 67 234 13 10 10 31
Other cash costs - - - - - - - -
Total cash costs 99 78 67 234 13 10 10 31
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 99 78 67 234 13 10 10 31
Amortisation of tangible assets 6 5 6 17 1 1 1 2
Inventory change 5 (2) 3 - 1 - - -
23 32 58 107 3 4 8 14
Realised non-hedge derivatives and other commodity contracts (4) (143) 2 (145) (1) (18) - (19)
19 (112) 60 (38) 3 (14) 8 (4)
Add back accelerated settlement of non-hedge derivatives - 134 - 134 - 17 - 17
19 22 60 95 3 3 8 13
Capital expenditure 3 2 3 5 - - - 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
92 94 98 269 990 1,007 1,054 2,896
Milled - 000 tonnes / - 000 tons 503 474 507 1,388 555 522 559 1,530
Yield - g/t / - oz/t 10.16 10.50 9.51 10.21 0.296 0.306 0.278 0.298
Gold produced - kg / - oz (000) 5,113 4,974 4,824 14,180 164 160 155 456
Gold sold - kg / - oz (000) 5,511 4,858 5,060 14,224 177 156 163 457
Total cash costs - R / - $ - ton milled 734 595 549 649 86 70 70 77
- R/kg / - $/oz - produced 72,238 56,689 57,704 63,573 289 227 254 257
Total production costs - R/kg / - $/oz - produced 92,238 76,840 78,646 84,150 368 308 346 340
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 274 272 277 262 8.81 8.74 8.90 8.41
Actual - g / - oz 327 310 307 299 10.50 9.97 9.88 9.60
Target
- m
2
/ - ft
2
5.59 5.44 5.77 5.39 60.19 58.52 62.07 57.98
Actual
- m
2
/ - ft
2
5.87 5.83 6.24 5.67 63.23 62.74 67.17 60.98
FINANCIAL RESULTS (MILLION)
Gold income
931 881 714 2,449 121 113 101 318
Cost of sales 502 375 397 1,197 65 48 56 155
Cash operating costs 367 280 277 896 47 36 39 116
Other cash costs 2 2 2 5 - - - 1
Total cash costs 369 282 278 901 48 36 39 117
Retrenchment costs 2 1 2 6 - - - 1
Rehabilitation costs 9 3 2 14 1 - - 2
Production costs 380 286 282 922 49 37 40 120
Amortisation of tangible assets 91 96 97 272 12 12 14 35
Inventory change 30 (7) 18 4 4 (1) 3 -
430 506 317 1,251 56 65 45 163
Realised non-hedge derivatives and other commodity contracts (48) (1,114) 6 (1,074) (7) (140) 1 (136)
382 (608) 323 177 50 (75) 46 27
Add back accelerated settlement of non-hedge derivatives - 1,116 - 1,116 - 141 - 141
382 507 323 1,293 50 65 46 167
Capital expenditure 209 150 163 479 27 19 23 62
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
17 18 21 48 188 190 227 519
Milled - 000 tonnes / - 000 tons 83 88 99 246 91 98 109 272
Yield - g/t / - oz/t 5.80 6.36 6.29 6.05 0.169 0.185 0.184 0.176
Gold produced - kg / - oz (000) 481 563 620 1,491 15 18 20 48
Gold sold - kg / - oz (000) 520 555 650 1,497 17 18 21 48
Total cash costs - R / - $ - ton milled 872 698 581 704 102 82 75 83
- R/kg / - $/oz - produced 150,256 109,769 92,349 116,389 603 440 406 471
Total production costs - R/kg / - $/oz - produced 123,005 152,790 117,212 134,356 489 613 516 543
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 160 164 129 155 5.15 5.28 4.15 4.99
Actual - g / - oz 143 174 188 154 4.60 5.58 6.03 4.96
Target
- m
2
/ - ft
2
5.64 5.54 5.90 5.22 60.71 59.62 63.55 56.16
Actual
- m
2
/ - ft
2
5.20 5.46 6.38 4.98 55.99 58.76 68.65 53.65
FINANCIAL RESULTS (MILLION)
Gold income
88 96 92 254 11 12 13 33
Cost of sales 65 84 76 201 8 11 11 26
Cash operating costs 72 61 57 172 9 8 8 22
Other cash costs - - - 1 - - - -
Total cash costs 72 62 57 174 9 8 8 23
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 73 62 57 176 9 8 8 23
Amortisation of tangible assets (14) 24 15 25 (2) 3 2 3
Inventory change 6 (2) 4 1 1 - - -
23 13 16 53 3 2 2 7
Realised non-hedge derivatives and other commodity contracts (5) (108) (1) (103) (1) (14) - (13)
18 (95) 15 (50) 2 (12) 2 (6)
Add back accelerated settlement of non-hedge derivatives - 112 - 112 - 14 - 14
18 16 15 62 2 2 2 8
Capital expenditure 20 24 17 64 3 3 2 8
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South Africa
WEST WITS
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
41 46 61 129 445 496 657 1,393
Milled - 000 tonnes / - 000 tons 292 301 363 852 322 332 400 939
Yield - g/t / - oz/t 8.34 9.18 9.93 8.75 0.243 0.268 0.290 0.255
Gold produced - kg / - oz (000) 2,435 2,761 3,604 7,454 78 89 116 240
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 61 140 120 324 68 154 132 357
Yield - g/t / - oz/t 0.46 0.36 0.41 0.41 0.013 0.011 0.012 0.012
Gold produced - kg / - oz (000) 28 50 50 132 1 2 2 4
TOTAL
Yield
1
- g/t / - oz/t 8.34 9.18 9.93 8.75 0.243 0.268 0.290 0.255
Gold produced - kg / - oz (000) 2,464 2,811 3,654 7,585 79 91 117 244
Gold sold - kg / - oz (000) 2,687 2,739 3,836 7,616 86 88 123 245
Total cash costs - R / - $ - ton milled 772 539 551 617 90 63 71 73
- R/kg / - $/oz - produced 110,722 84,434 72,802 95,618 444 339 320 388
Total production costs - R/kg / - $/oz - produced 113,079 123,478 102,743 120,357 451 495 452 487
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 253 258 320 231 8.13 8.30 10.28 7.42
Actual - g / - oz 223 242 283 216 7.17 7.78 9.11 6.93
Target
- m
2
/ - ft
2
4.39 4.48 5.44 4.06 47.22 48.25 58.55 43.73
Actual
- m
2
/ - ft
2
3.74 3.97 4.73 3.68 40.26 42.75 50.91 39.61
FINANCIAL RESULTS (MILLION)
Gold income
465 499 545 1,325 60 64 77 172
Cost of sales 306 338 395 917 39 44 56 119
Cash operating costs 271 236 265 721 35 30 37 94
Other cash costs 1 1 1 4 - - - 1
Total cash costs 273 237 266 725 35 31 38 95
Retrenchment costs 1 4 1 15 - 1 - 2
Rehabilitation and other non-cash costs 2 2 1 5 - - - 1
Production costs 276 244 268 745 36 31 38 97
Amortisation of tangible assets 2 103 107 168 - 13 15 22
Inventory change 27 (9) 19 4 4 (1) 3 -
159 161 150 408 21 21 21 53
Realised non-hedge derivatives and other commodity contracts (30) (628) (5) (610) (4) (79) (1) (77)
130 (467) 145 (202) 17 (58) 21 (24)
Add back accelerated settlement of non-hedge derivatives - 625 - 625 - 79 - 79
130 158 145 423 17 20 21 55
Capital expenditure 134 120 114 345 17 15 16 45
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Argentina
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,421 6,298 5,893 17,505 5,976 6,943 6,496 19,296
Treated - 000 tonnes / - 000 tons 216 208 231 647 238 229 255 714
Stripping ratio - t (mined total-mined ore) / t mined ore 30.99 35.20 24.81 29.39 30.99 35.20 24.81 29.39
Yield - g/t / - oz/t 6.25 4.06 6.79 4.71 0.182 0.118 0.198 0.137
Gold in ore - kg / - oz (000) 1,439 903 1,672 3,249 46 29 54 104
Gold produced - kg / - oz (000) 1,350 842 1,569 3,047 43 27 50 98
Gold sold - kg / - oz (000) 1,325 858 1,597 3,641 43 28 51 117
Total cash costs - R/kg / - $/oz - produced 165,701 217,167 66,360 170,551 666 870 291 691
Total production costs - R/kg / - $/oz - produced 228,302 243,507 105,073 215,090 911 976 462 868
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 810 684 781 692 26.04 21.98 25.10 22.24
Actual - g / - oz 603 390 781 472 19.40 12.53 25.12 15.19
FINANCIAL RESULTS (MILLION)
Gold income
223 27 252 542 29 4 36 71
Cost of sales 306 185 160 690 39 24 23 89
Cash operating costs 201 167 83 453 26 22 12 59
Other cash costs 22 16 21 66 3 2 3 9
Total cash costs 224 183 104 520 29 24 15 68
Rehabilitation and other non-cash costs 47 (4) 23 48 6 - 3 6
Production costs 271 179 127 568 35 23 18 74
Amortisation of tangible assets 34 26 38 83 4 3 5 11
Inventory change 2 (20) (5) 38 - (2) (1) 4
(83) (159) 92 (147) (10) (20) 13 (18)
Realised non-hedge derivatives and other commodity contracts (31) (34) (19) (101) (4) (4) (3) (13)
(114) (193) 73 (248) (15) (24) 10 (32)
Add back accelerated settlement of non-hedge derivatives - 144 - 144 - 18 - 18
(114) (48) 73 (104) (15) (6) 10 (13)
Capital expenditure 26 28 34 89 3 4 5 12
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated
settlement of non-hedge derivatives

Australia
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 152 152 99 423 167 168 110 466
Treated - 000 tonnes / - 000 tons 129 80 126 334 142 88 139 369
Yield - g/t / - oz/t 4.22 4.51 4.46 4.56 0.123 0.131 0.130 0.133
Gold produced - kg / - oz (000) 544 362 563 1,525 18 12 18 49
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,719 2,949 1,501 7,508 2,249 3,857 1,963 9,821
Treated - 000 tonnes / - 000 tons 818 845 816 2,415 902 931 900 2,662
Stripping ratio - t (mined total-mined ore) / t mined ore 57.04 14.55 1.11 17.64 57.04 14.55 1.11 17.64
Yield - g/t / - oz/t 3.72 3.75 5.15 3.85 0.109 0.109 0.150 0.112
Gold produced - kg / - oz (000) 3,045 3,167 4,203 9,301 98 102 135 299
TOTAL
Yield
1
- g/t / - oz/t 3.72 3.75 5.15 3.85 0.109 0.109 0.150 0.112
Gold produced - kg / - oz (000) 3,590 3,529 4,766 10,826 115 114 153 348
Gold sold - kg / - oz (000) 3,440 3,698 5,036 10,721 111 119 162 345
Total cash costs - R/kg / - $/oz - produced 154,552 137,877 63,541 134,265 619 553 279 542
Total production costs - R/kg / - $/oz - produced 181,766 164,025 83,003 160,096 729 658 365 646
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,540 3,489 4,753 3,619 113.81 112.17 152.80 116.36
Actual - g / - oz 2,959 2,983 4,356 2,939 95.15 95.90 140.06 94.48
FINANCIAL RESULTS (MILLION)
Gold income
582 92 715 1,401 75 14 101 186
Cost of sales 634 603 421 1,722 82 78 60 224
Cash operating costs 534 469 283 1,394 69 60 40 181
Other cash costs 21 18 19 60 3 2 3 8
Total cash costs 555 487 303 1,454 71 63 43 188
Rehabilitation and other non-cash costs 3 3 2 5 - - - 1
Production costs 557 489 305 1,459 72 63 43 189
Amortisation of tangible assets 95 89 90 274 12 12 13 36
Inventory change (18) 24 25 (11) (2) 3 4 (1)
(52) (511) 294 (321) (7) (64) 42 (38)
Realised non-hedge derivatives and other commodity contracts (25) (148) (6) (247) (3) (19) (1) (32)
(77) (659) 288 (568) (10) (83) 41 (70)
Add back accelerated settlement of non-hedge derivatives - 736 - 736 - 93 - 93
(77) 78 288 168 (10) 10 41 23
Capital expenditure 33 49 53 113 4 6 8 15
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated
settlement of non-hedge derivatives

Brazil
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 300 296 331 899 330 326 364 991
Treated - 000 tonnes / - 000 tons 277 296 325 881 305 326 358 971
Yield - g/t / - oz/t 8.28 7.72 7.53 7.56 0.242 0.225 0.220 0.221
Gold produced - kg / - oz (000) 2,293 2,282 2,447 6,662 74 73 79 214
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,291 1,223 1,514 3,198 1,423 1,349 1,669 3,526
Placed 1 - 000 tonnes / - 000 tons 71 65 66 179 78 72 73 198
Stripping ratio - t (mined total-mined ore) / t mined ore 17.02 18.08 21.95 16.75 17.02 18.08 21.95 16.75
Yield
2
- g/t / - oz/t 2.03 4.62 3.67 3.75 0.059 0.135 0.107 0.109
Gold placed
3
- kg / - oz (000) 143 301 242 672 5 10 8 22
Gold produced - kg / - oz (000) 289 248 250 703 9 8 8 23
TOTAL
Yield
4
- g/t / - oz/t 8.28 7.72 7.53 7.56 0.242 0.225 0.220 0.221
Gold produced - kg / - oz (000) 2,583 2,530 2,698 7,364 83 82 87 237
Gold sold - kg / - oz (000) 2,817 2,519 2,656 7,768 91 81 85 250
Total cash costs - R/kg / - $/oz - produced 82,664 80,564 50,088 80,089 331 323 220 324
Total production costs - R/kg / - $/oz - produced 116,237 109,484 86,085 112,980 465 439 378 457
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 597 560 727 566 19.18 18.00 23.36 18.19
Actual - g / - oz 575 571 625 550 18.50 18.35 20.10 17.69
FINANCIAL RESULTS (MILLION)
Gold income
442 76 339 1,000 57 11 48 132
Cost of sales 316 277 223 841 41 36 32 110
Cash operating costs 207 198 131 572 27 26 18 74
Other cash costs 7 6 4 18 1 1 1 2
Total cash costs 214 204 135 590 28 26 19 77
Rehabilitation and other non-cash costs 1 (6) 30 2 - (1) 4 -
Production costs 214 198 166 592 28 26 23 77
Amortisation of tangible assets 86 79 67 240 11 10 9 31
Inventory change 16 - (9) 9 2 - (1) 1
126 (201) 116 159 16 (25) 16 23
Realised non-hedge derivatives and other commodity contracts 11 (263) 36 (301) 1 (33) 5 (38)
137 (464) 152 (142) 18 (58) 21 (15)
Add back accelerated settlement of non-hedge derivatives - 647 - 647 - 82 - 82
137 183 152 505 18 24 21 66
Capital expenditure 148 166 210 436 19 21 30 57
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Brazil
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 84 81 94 248 93 90 104 274
Treated - 000 tonnes / - 000 tons 70 76 86 224 77 84 95 247
Yield - g/t / - oz/t 7.64 7.47 7.67 7.42 0.223 0.218 0.224 0.217
Gold produced - kg / - oz (000) 533 568 660 1,662 17 18 21 53
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 228 189 165 546 251 208 182 602
Treated - 000 tonnes / - 000 tons 21 27 19 69 24 30 20 77
Stripping ratio - t (mined total-mined ore) / t mined ore 7.95 6.70 7.63 6.29 7.95 6.70 7.63 6.29
Yield - g/t / - oz/t 4.24 4.59 2.36 4.26 0.124 0.134 0.069 0.124
Gold in ore - kg / - oz (000) 111 136 49 334 4 4 2 11
Gold produced - kg / - oz (000) 91 125 44 296 3 4 1 10
TOTAL
Yield
1
- g/t / - oz/t 7.64 7.47 7.67 7.42 0.223 0.218 0.224 0.217
Gold produced - kg / - oz (000) 624 693 704 1,958 20 22 23 63
Gold sold - kg / - oz (000) 726 670 714 2,017 23 22 23 65
Total cash costs - R/kg / - $/oz - produced 80,959 76,679 61,086 75,916 324 307 268 307
Total production costs - R/kg / - $/oz - produced 109,668 99,533 85,103 100,964 439 399 374 408
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 734 717 783 710 23.59 23.06 25.16 22.84
Actual - g / - oz 680 738 807 706 21.86 23.74 25.95 22.70
FINANCIAL RESULTS (MILLION)
Gold income
119 45 94 300 15 6 13 39
Cost of sales 77 65 59 201 10 8 8 26
Cash operating costs 46 50 40 138 6 6 6 18
Other cash costs 4 3 3 11 1 - - 1
Total cash costs 51 53 43 149 7 7 6 19
Rehabilitation and other non-cash costs 1 (1) 4 1 - - 1 -
Production costs 51 53 47 149 7 7 7 19
Amortisation of tangible assets 17 16 13 48 2 2 2 6
Inventory change 9 (4) (1) 3 1 (1) - -
42 (20) 35 99 6 (2) 5 13
Realised non-hedge derivatives and other commodity contracts (1) (65) 7 (88) - (8) 1 (11)
41 (85) 42 11 5 (11) 6 2
Add back accelerated settlement of non-hedge derivatives - 134 - 134 - 17 - 17
41 49 42 145 5 6 6 19
Capital expenditure 44 31 23 102 6 4 3 13
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Ghana
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
IDUAPRIEM
1
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,292 3,607 4,745 12,401 4,731 3,976 5,231 13,669
Treated - 000 tonnes / - 000 tons 874 882 866 2,571 963 973 954 2,834
Stripping ratio - t (mined total-mined ore) / t mined ore 4.52 2.77 5.32 3.74 4.52 2.77 5.32 3.74
Yield - g/t / - oz/t 1.79 1.61 1.86 1.73 0.052 0.047 0.054 0.051
Gold in ore - kg / - oz (000) 1,470 1,640 1,589 4,727 47 53 51 152
Gold produced - kg / - oz (000) 1,566 1,423 1,610 4,460 50 46 52 143
Gold sold - kg / - oz (000) 1,583 1,471 1,576 4,513 51 47 51 145
Total cash costs - R/kg / - $/oz - produced 140,977 123,016 81,680 124,901 563 493 359 504
Total produced costs - R/kg / - $/oz - produced 162,809 143,725 100,731 147,886 651 576 443 597
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 704 704 651 657 22.65 22.62 20.93 21.12
Actual - g / - oz 604 550 686 574 19.41 17.68 22.04 18.45
FINANCIAL RESULTS (MILLION)
Gold income
325 384 219 998 41 49 31 129
Cost of sales 256 212 157 655 33 27 22 85
Cash operating costs 209 164 122 523 27 21 17 68
Other cash costs 12 11 9 34 1 1 1 4
Total cash costs 221 175 132 557 28 23 19 72
Rehabilitation and other non-cash costs (1) (2) - 4 - - - -
Production costs 220 173 132 561 28 22 19 73
Amortisation of tangible assets 35 32 31 99 5 4 4 13
Inventory change 1 7 (5) (4) - 1 (1) (1)
69 172 61 343 9 22 9 44
Realised non-hedge derivatives and other commodity contracts (77) (434) 6 (534) (9) (55) 1 (67)
(8) (262) 67 (191) (1) (33) 9 (23)
Add back accelerated settlement of non-hedge derivatives - 312 - 312 - 39 - 39
(8) 51 67 121 (1) 7 9 16
Capital expenditure 136 104 21 297 18 13 3 39
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
1
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold
Ashanti. Prior to 1 September 2007 Iduapriem was reported on a 85% attributable basis.
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives

Ghana
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 494 477 514 1,406 545 526 566 1,550
Treated - 000 tonnes / - 000 tons 546 479 489 1,532 602 528 539 1,689
Yield - g/t / - oz/t 4.45 4.15 4.41 4.27 0.130 0.121 0.129 0.125
Gold produced - kg / - oz (000) 2,434 1,989 2,158 6,545 78 64 69 210
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 867 843 881 2,572 956 930 971 2,835
Yield - g/t / - oz/t 0.49 0.57 0.51 0.58 0.014 0.016 0.015 0.017
Gold produced - kg / - oz (000) 428 477 449 1,500 14 15 14 48
TOTAL
Yield
1
- g/t / - oz/t 4.45 4.15 4.41 4.27 0.130 0.121 0.129 0.125
Gold produced - kg / - oz (000) 2,862 2,465 2,607 8,045 92 79 84 259
Gold sold - kg / - oz (000) 2,850 2,452 2,941 7,971 92 79 95 256
Total cash costs - R/kg / - $/oz - produced 169,796 152,565 116,705 149,862 677 612 513 603
Total production costs - R/kg / - $/oz - produced 219,100 203,889 161,978 202,808 874 817 712 817
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 212 218 345 209 6.82 7.02 11.09 6.71
Actual - g / - oz 204 175 173 190 6.57 5.64 5.55 6.12
FINANCIAL RESULTS (MILLION)
Gold income
612 857 403 2,015 78 109 57 259
Cost of sales 621 502 468 1,607 80 65 66 208
Cash operating costs 464 357 290 1,143 60 46 41 148
Other cash costs 22 19 15 62 3 2 2 8
Total cash costs 486 376 304 1,206 62 48 43 156
Retrenchment costs - - 19 - - - 3 -
Rehabilitation and other non-cash costs 13 (1) 5 40 2 - 1 5
Production costs 499 376 328 1,245 64 48 46 161
Amortisation of tangible assets 128 127 94 386 16 16 13 50
Inventory change (6) - 45 (25) (1) - 6 (3)
(9) 355 (64) 408 (2) 45 (9) 51
Realised non-hedge derivatives and other commodity contracts (164) (927) 12 (1,141) (20) (117) 2 (143)
(173) (572) (52) (733) (22) (72) (7) (93)
Add back accelerated settlement of non-hedge derivatives - 513 - 513 - 65 - 65
(173) (59) (52) (220) (22) (8) (7) (28)
Capital expenditure 247 155 130 539 32 20 18 70
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss normalised for accelerated settlement of non-
hedge derivatives

Guinea
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,783 6,063 4,134 18,244 5,273 6,684 4,557 20,111
Treated - 000 tonnes / - 000 tons 2,109 1,994 2,008 6,309 2,325 2,198 2,213 6,954
Stripping ratio - t (mined total-mined ore) / t mined ore 0.92 1.45 0.66 1.19 0.92 1.45 0.66 1.19
Yield - g/t / - oz/t 1.06 1.35 0.94 1.24 0.031 0.039 0.027 0.036
Gold produced - kg / - oz (000) 2,235 2,682 1,886 7,818 72 86 61 251
Gold sold - kg / - oz (000) 2,422 2,482 1,883 7,790 78 80 61 250
Total cash costs - R/kg / - $/oz - produced 131,846 108,248 117,785 114,004 528 434 518 462
Total production costs - R/kg / - $/oz - produced 148,498 124,373 144,592 132,899 595 499 636 538
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 462 507 298 520 14.86 16.29 9.57 16.71
Actual - g / - oz 520 659 451 621 16.72 21.19 14.49 19.96
FINANCIAL RESULTS (MILLION)
Gold income
508 670 256 1,737 65 86 36 225
Cost of sales 353 306 268 1,028 46 40 38 134
Cash operating costs 251 247 186 725 32 32 26 94
Other cash costs 44 44 36 166 6 6 5 22
Total cash costs 295 290 222 891 38 37 31 116
Rehabilitation and other non-cash costs (2) 1 - 23 - - - 3
Production costs 293 291 222 914 38 37 31 119
Amortisation of tangible assets 39 43 50 125 5 6 7 16
Inventory change 21 (28) (4) (11) 3 (3) (1) (1)
155 364 (12) 709 20 46 (2) 91
Realised non-hedge derivatives and other commodity contracts (108) (612) 8 (753) (13) (77) 1 (95)
47 (248) (4) (44) 6 (31) (1) (4)
Add back accelerated settlement of non-hedge derivatives - 379 - 379 - 48 - 48
47 132 (4) 335 6 17 (1) 44
Capital expenditure 44 41 48 122 6 5 7 16
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
MORILA - Attributable 40%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 718 724 1,020 2,282 939 947 1,334 2,985
Mined - 000 tonnes / - 000 tons 1,996 2,012 2,706 6,288 2,201 2,217 2,983 6,931
Treated - 000 tonnes / - 000 tons 439 435 412 1,277 484 480 454 1,408
Stripping ratio - t (mined total-mined ore) / t mined ore 3.23 3.15 3.20 3.01 3.23 3.15 3.20 3.01
Yield - g/t / - oz/t 2.67 3.25 3.94 3.01 0.078 0.095 0.115 0.088
Gold produced - kg / - oz (000) 1,170 1,415 1,624 3,841 38 46 52 124
Gold sold - kg / - oz (000) 1,183 1,542 1,432 4,008 38 50 46 129
Total cash costs - R/kg / - $/oz - produced 115,396 106,319 69,420 106,781 463 426 305 432
Total production costs - R/kg / - $/oz - produced 134,074 125,377 85,814 125,551 538 503 377 508
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,157 1,188 1,449 1,104 37.20 38.18 46.60 35.49
Actual - g / - oz 757 899 1,084 827 24.34 28.91 34.87 26.58
FINANCIAL RESULTS (MILLION)
Gold income
190 (52) 203 369 25 (6) 29 50
Cost of sales 156 191 136 495 20 25 19 65
Cash operating costs 117 128 95 350 15 17 13 46
Other cash costs 18 22 18 60 2 3 2 8
Total cash costs 135 150 113 410 17 19 16 53
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 135 151 113 410 17 19 16 53
Amortisation of tangible assets 22 27 27 72 3 3 4 9
Inventory change (1) 13 (4) 13 - 2 (1) 2
34 (243) 67 (126) 5 (30) 9 (15)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
34 (243) 67 (126) 5 (30) 9 (15)
Add back accelerated settlement of non-hedge derivatives - 335 - 335 - 42 - 42
34 91 67 208 5 12 9 27
Capital expenditure 1 2 - 5 - - - 1
1
Morila is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
SADIOLA - Attributable 38%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 944 1,180 937 3,491 1,235 1,544 1,226 4,567
Mined - 000 tonnes / - 000 tons 1,831 2,250 1,892 6,710 2,018 2,480 2,086 7,397
Treated - 000 tonnes / - 000 tons 380 397 373 1,137 419 438 411 1,253
Stripping ratio - t (mined total-mined ore) / t mined ore 4.22 2.69 4.38 2.93 4.22 2.69 4.38 2.93
Yield - g/t / - oz/t 3.37 3.55 2.92 3.37 0.098 0.104 0.085 0.098
Gold produced - kg / - oz (000) 1,281 1,411 1,089 3,827 41 45 35 123
Gold sold - kg / - oz (000) 1,210 1,412 991 3,960 39 45 32 127
Total cash costs - R/kg / - $/oz - produced 99,175 101,844 91,138 99,828 398 408 400 404
Total production costs - R/kg / - $/oz - produced 134,129 137,998 98,965 134,094 538 553 435 542
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 751 688 1,108 697 24.16 22.10 35.63 22.40
Actual - g / - oz 894 988 763 877 28.74 31.75 24.54 28.20
FINANCIAL RESULTS (MILLION)
Gold income
198 (150) 140 298 26 (18) 20 40
Cost of sales 165 195 99 525 21 25 14 68
Cash operating costs 109 122 87 323 14 16 12 42
Other cash costs 19 22 12 59 2 3 2 8
Total cash costs 127 144 99 382 16 19 14 50
Rehabilitation and other non-cash costs (5) (1) - (4) (1) - - (1)
Production costs 122 143 100 378 16 18 14 49
Amortisation of tangible assets 49 52 8 135 6 7 1 18
Inventory change (7) - (9) 12 (1) - (1) 2
33 (345) 41 (227) 4 (43) 6 (28)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
33 (345) 41 (227) 4 (43) 6 (28)
Add back accelerated settlement of non-hedge derivatives - 402 - 402 - 51 - 51
33 57 41 175 4 7 6 23
Capital expenditure 4 3 7 13 - - 1 2
1
Sadiola is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Mali
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
YATELA - Attributable 40%
1
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 913 1,148 1,251 3,084 1,007 1,265 1,379 3,400
Placed
2
- 000 tonnes / - 000 tons 214 276 259 784 235 305 286 864
Stripping ratio - t (mined total-mined ore) / t mined ore 4.38 9.69 7.44 7.98 4.38 9.69 7.44 7.98
Yield
3
- g/t / - oz/t 2.36 3.48 2.66 2.68 0.069 0.102 0.078 0.078
Gold placed
4 - kg / - oz (000) 504 962 690 2,103 16 31 22 68
Gold produced - kg / - oz (000) 552 465 936 1,549 18 15 30 50
Gold sold - kg / - oz (000) 524 458 896 1,570 17 15 29 50
Total cash costs - R/kg / - $/oz - produced 157,676 142,633 87,055 142,140 631 573 383 576
Total production costs - R/kg / - $/oz - produced 166,776 149,633 95,212 150,805 667 601 419 612
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 488 899 1,151 655 15.68 28.91 37.00 21.05
Actual - g / - oz 651 540 1,091 604 20.94 17.37 35.07 19.41
FINANCIAL RESULTS (MILLION)
Gold income
85 (39) 126 153 11 (5) 18 21
Cost of sales 88 69 84 235 11 9 12 31
Cash operating costs 79 59 71 197 10 8 10 26
Other cash costs 8 7 11 23 1 1 1 3
Total cash costs 87 66 81 220 11 9 12 29
Rehabilitation and other non-cash costs 1 - 1 1 - - - -
Production costs 88 66 82 221 11 9 12 29
Amortisation of tangible assets 4 3 7 12 1 - 1 2
Inventory change (4) (1) (5) 1 (1) - (1) -
(2) (107) 42 (82) - (14) 6 (10)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
(2) (107) 42 (82) - (14) 6 (10)
Add back accelerated settlement of non-hedge derivatives - 134 - 134 - 17 - 17
(2) 26 42 52 - 3 6 7
Capital expenditure 3 5 3 12 - 1 - 2
1
Yatela is a equity accounted joint venture.
2
Tonnes / Tons placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives

Namibia
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 842 756 698 2,212 1,101 989 913 2,894
Mined - 000 tonnes / - 000 tons 2,272 1,954 1,757 5,867 2,504 2,154 1,937 6,467
Treated - 000 tonnes / - 000 tons 377 345 390 1,080 415 381 430 1,191
Stripping ratio - t (mined total-mined ore) / t mined ore 4.65 6.46 4.27 6.17 4.65 6.46 4.27 6.17
Yield - g/t / - oz/t 1.43 1.46 1.64 1.40 0.042 0.042 0.048 0.041
Gold produced - kg / - oz (000) 540 503 638 1,512 17 16 21 49
Gold sold - kg / - oz (000) 518 506 621 1,485 17 16 20 48
Total cash costs - R/kg / - $/oz - produced 134,832 149,421 97,908 134,525 539 599 431 544
Total production costs - R/kg / - $/oz - produced 145,989 161,796 114,364 150,243 583 649 503 608
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 488 477 503 467 15.70 15.34 16.19 15.03
Actual - g / - oz 370 365 446 366 11.91 11.75 14.34 11.76
FINANCIAL RESULTS (MILLION)
Gold income
85 17 87 186 11 2 12 25
Cost of sales 76 83 71 221 10 11 10 29
Cash operating costs 70 71 59 193 9 9 8 25
Other cash costs 3 4 3 10 - 1 - 1
Total cash costs 73 75 62 203 9 10 9 26
Rehabilitation and other non-cash costs (1) - - (1) - - - -
Production costs 72 75 62 202 9 10 9 26
Amortisation of tangible assets 7 6 10 25 1 1 1 3
Inventory change (3) 1 (2) (7) - - - (1)
9 (66) 16 (35) 1 (8) 2 (4)
Realised non-hedge derivatives and other commodity contracts - - - - - - - -
9 (66) 16 (35) 1 (8) 2 (4)
Add back accelerated settlement of non-hedge derivatives - 67 - 67 - 8 - 8
9 1 16 32 1 - 2 4
Capital expenditure 18 32 10 65 2 4 1 8
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Tanzania
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,659 4,793 6,241 14,895 6,093 6,269 8,164 19,482
Mined - 000 tonnes / - 000 tons 12,119 12,631 16,420 39,066 13,359 13,923 18,100 43,063
Treated - 000 tonnes / - 000 tons 1,084 1,031 1,341 3,307 1,195 1,136 1,479 3,646
Stripping ratio - t (mined total-mined ore) / t mined ore 9.27 7.47 12.29 9.04 9.27 7.47 12.29 9.04
Yield - g/t / - oz/t 2.12 2.24 2.54 1.99 0.062 0.065 0.074 0.058
Gold produced - kg / - oz (000) 2,296 2,309 3,401 6,589 74 74 109 212
Gold sold - kg / - oz (000) 2,457 2,133 3,384 6,450 79 69 109 207
Total cash costs - R/kg / - $/oz - produced 174,455 157,611 91,263 168,611 699 630 401 680
Total production costs - R/kg / - $/oz - produced 225,670 207,991 117,895 221,583 904 832 518 894
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 495 449 884 433 15.92 14.44 28.41 13.92
Actual - g / - oz 362 386 555 355 11.63 12.42 17.84 11.40
FINANCIAL RESULTS (MILLION)
Gold income
397 1,426 334 2,269 51 181 47 291
Cost of sales 747 416 386 1,604 95 54 55 207
Cash operating costs 376 342 289 1,046 48 44 41 136
Other cash costs 16 14 16 43 2 2 2 6
Total cash costs 392 356 305 1,089 51 46 43 141
Rehabilitation and other non-cash costs 7 - - 19 1 - - 2
Production costs 400 356 305 1,108 51 46 43 144
Amortisation of tangible assets 110 116 91 330 14 15 13 43
Inventory change 237 (57) (9) 166 30 (7) (1) 21
(350) 1,010 (52) 664 (44) 128 (7) 84
Realised non-hedge derivatives and other commodity contracts - (1,537) 146 (1,639) - (194) 21 (207)
(350) (526) 94 (975) (44) (66) 13 (123)
Add back accelerated settlement of non-hedge derivatives - 491 - 491 - 62 - 62
(350) (36) 94 (484) (44) (4) 13 (61)
Capital expenditure 103 200 50 328 13 26 7 43
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives

USA
Quarter
Quarter
Quarter Nine months
Quarter
Quarter
Quarter Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2008
2008
2007
2008
2008
2008
2007
2008
CRIPPLE CREEK & VICTOR
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 11,271 11,957 12,042 34,760 12,424 13,181 13,274 38,316
Placed
1
- 000 tonnes / - 000 tons 5,741 5,826 5,311 16,638 6,329 6,422 5,854 18,341
Stripping ratio - t (mined total-mined ore) / t mined ore 1.08 1.10 1.13 1.11 1.08 1.10 1.13 1.11
Yield
2
- g/t / - oz/t 0.48 0.46 0.52 0.49 0.014 0.013 0.015 0.014
Gold placed
3
- kg / - oz (000) 2,729 2,665 2,774 8,144 88 86 89 262
Gold produced - kg / - oz (000) 1,955 1,849 1,866 5,594 63 59 60 180
Gold sold - kg / - oz (000) 1,925 1,842 2,022 5,592 62 59 65 180
Total cash costs
4
- R/kg / - $/oz - produced 80,496 75,058 70,059 74,992 321 301 308 303
Total production costs - R/kg / - $/oz - produced 106,494 100,506 94,979 100,629 424 403 418 406
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,458 2,196 2,529 2,134 79.02 70.60 81.33 68.60
Actual - g / - oz 1,825 1,746 1,796 1,774 58.68 56.12 57.74 57.04
FINANCIAL RESULTS (MILLION)
Gold income
303 782 185 1,453 39 100 26 187
Cost of sales 208 186 177 563 27 24 25 73
Cash operating costs 266 248 206 726 34 32 29 94
Other cash costs 17 11 8 37 2 1 1 5
Total cash costs 283 259 214 763 36 33 30 99
Rehabilitation and other non-cash costs 18 9 3 38 2 1 - 5
Production costs 301 268 217 801 39 35 31 104
Amortisation of tangible assets 61 57 58 172 8 7 8 22
Inventory change (153) (139) (98) (410) (20) (18) (14) (53)
94 596 8 890 12 76 1 114
Realised non-hedge derivatives and other commodity contracts (2) (896) 102 (931) - (113) 14 (117)
92 (300) 109 (41) 12 (37) 15 (3)
Add back accelerated settlement of non-hedge derivatives - 446 - 446 - 56 - 56
92 146 109 405 12 19 15 53
Capital expenditure 45 50 54 184 6 6 8 24
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Certain statements contained in this document, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and expenditure, including its intentions and ability to refinance its $1 billion convertible bond, and the outcome and consequences of any pending litigation proceedings, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2007 dated 19 May 2008, which was filed with the Securities and Exchange Commission (SEC) on 19 May 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Administrative
information
ANGLOGOLDASHANTILIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman
J H Mensah
W A Nairn
Prof W L Nkuhlu
S M Pityana
* British
#
American Ghanaian
~ Australian
Officers
Company Secretary:
Ms L Eatwell
Contacts
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: hpersotam@AngloGoldAshanti.com
Renee Beyers
Telephone: +27 11 637 6302
Fax: +27 11 637 6400
E-mail: rbeyers@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
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Australia
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Ghana
NTHC Limited
Martco House
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Telephone: +233 21 238492-3
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ADR Depositary
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Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
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and dividend reinvestment plan for
A
NGLO
G
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Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 30, 2008,
By:
/s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary